As filed with the Securities and Exchange Commission on February 3, 1998
                                                      Registration No. 333-44709

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 Amendment No. 1
                                     to the
                             REGISTRATION STATEMENT
                                       on
                                    Form S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.  EXACT NAME OF TRUST:         DELAWARE GROUP UNIT INVESTMENT TRUST, SERIES 16

B.  Name of depositor:           DELAWARE MANAGEMENT COMPANY, INC.

C. Complete address of depositor's principal executive offices:

                        DELAWARE MANAGEMENT COMPANY, INC.
                               One Commerce Square
                        Philadelphia, Pennsylvania 19103

D. Name and complete address of agent for service:
                                                       Copy to:
   George M. Chamberlain, Jr.                       MARK J. KNEEDY
Delaware Management Company, Inc.                c/o Chapman and Cutler
      One Commerce Square                        111 West Monroe Street
Philadelphia, Pennsylvania  19103               Chicago, Illinois  60603

                         CALCULATION OF REGISTRATION FEE

 Title and amount of                                              Proposed maximum         Amount of
securities being registered                                      aggregate offering    registration fee
                                                                        price
   Delaware Group Unit         An indefinite number of               Indefinite              $0.00
Investment Trust, Series 16    Units of Beneficial Interest
                               pursuant to Rule 24f-2 under
                               the Investment Company Act of 1940


E. Approximate date of proposed sale to public:

         As soon as practicable after the effective date of the Registration Statement.

/X/ Check box if it is proposed that this filing will become effective on February 3, 1998 at 2:00 P.M. pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                 DELAWARE GROUP UNIT INVESTMENT TRUST, SERIES 16

                             ----------------------

                              Cross-Reference Sheet

                 (Form N-8B-2 Items required by Instructions as
                         to the Prospectus in Form S-6)

                     Form N-8B-2                                                     Form S-6
                     Item Number                                                Heading in Prospectus

                     I. Organization and General Information

 1.      (a)  Name of Trust                                                     }  Prospectus front cover
 2.      (b)  Title of securities issued....................................    }  Summary of Essential Financial
                                                                                }       Information
 3.      Name and address of each depositor.................................    }  Trust Administration
 4.      Name and address of Trustee........................................    }  Trust Administration
 5.      State of organization of Trust.....................................    }  The Trust
 6.      Execution and termination of Trust agreement.......................    }  Trust Administration
 7.      Changes of name                                                        }  The Trust; Trust Administration
 8.      Fiscal year                                                            }       *
 9.      Litigation                                                             }       *

                    II. General Description of the Trust and
                             Securities of the Trust

10.      (a)  Registered of bearer securities...............................    }  Rights of Unitholders
         (b)  Cumulative or distributive securities.........................    }  Rights of Unitholders; The Trust
                                                                                }
         (c)  Redemption....................................................    }  Rights of Unitholders
         (d)  Conversion, transfer, etc.....................................    }  Rights of Unitholders
         (e)  Periodic payment plan.........................................    }        *
         (f)  Voting rights.................................................    }  Rights of Unitholders
         (g)  Notice of Unit holders........................................    }  Trust Administration
         (h)  Consents required.............................................    }  Rights of Unit holders; Trust Administration
                                                                                }
         (i)  Other provisions..............................................    }  Taxation
11.      Type of securities comprising units................................    }  The Trust
12.      Certain information regarding periodic payment certificates            }        *
                                                                                }
13.      (a)  Load, fees, expenses, etc.....................................    }  Trust Operating Expenses
         (b)  Certain information regarding periodic payment certificates...    }        *



         (c)  Certain percentages...........................................    }  Summary of Essential Financial Information;
                                                                                }       Public Offering
         (d)  Certain other fees, etc. payable by holders...................    }  Rights of Unitholders
         (e)  Certain profits receivable by depositor,
                   principal, underwriters, writers, Trustee or
                   affiliated person........................................    }  Trust Operating Expenses; Public Offering
                                                                                }
         (f)  Ratio of annual charges to income.............................    }        *

                                                                                }  The Trust
14.      Issuance of Trust's securities.....................................    }  Rights of Unitholders
15.      Receipt and handling of payments from purchasers...................    }        *
16.      Acquisition and disposition of underlying                              }  The Trust; Objectives and Securities
               securities...................................................    }       Selection; Trust Administration; Public
                                                                                }       Offering
17.      Withdrawal or redemption...........................................    }  Rights of Unitholders; Public Offering
                                                                                }
18.      (a)  Receipt, custody and disposition of income....................    }  Rights of Unitholders
         (b)  Reinvestment of distributions.................................    }  Rights of Unitholders
         (c)  Reserves or special Trusts....................................    }  Trust Operating Expenses
         (d)  Schedule of distributions.....................................    }        *

19.      Records, accounts and reports......................................    }  Rights of Unitholders; Trust Administration
                                                                                }
20.      Certain miscellaneous provisions of Trust agreement
         (a)  Amendment.....................................................    }  Trust Administration
         (b)  Termination...................................................    }        *
         (c)  and (d) Trustee, removal and successor........................    }  Trust Administration
         (e) and (f) Depositor, removal and successor.......................    }  Trust Administration
21.      Loans to security holders                                              }        *
22.      Limitations on liability...........................................    }  Trust Administration
23.      Bonding arrangements...............................................    }        *
24.      Other material provisions of Trust agreement.......................    }        *

                        III. Organization, Personnel and
                         Affiliated Persons of Depositor

25.      Organization of depositor..........................................    }  Trust Administration
26.      Fees received by depositor.........................................    }  See Items 13(a) and 13(e)
27.      Business of depositor..............................................    }  Trust Administration
28.      Certain information as to officials and
               affiliated persons of depositor..............................    }  Trust Administration
29.      Voting securities of depositor.....................................    }        *
30.      Persons controlling depositor......................................    }        *




31.      Payment by depositor for certain services
               rendered to Trust............................................    }        *
32.      Payment by depositor for certain other services rendered to Trust..
                                                                                }        *
33.      Remuneration of employees of depositor
               for certain services rendered to Trust.......................    }        *
34.      Remuneration of other persons for certain
               services rendered to Trust...................................    }        *

                         IV. Distribution and Redemption

35.      Distribution of Trust's securities by states.......................    }  Public Offering
36.      Suspension of sales of Trust's securities..........................    }        *
37.      Revocation of authority to distribute..............................    }        *
38.      (a)  Method of Distribution........................................    }  Public Offering
         (b)  Underwriting Agreements.......................................    }  Underwriting
         (c)  Selling Agreements............................................    }  Public Offering
39.      (a)  Organization of principal underwriters........................    }  Trust Administration
         (b)  N.A.S.D. membership of principal underwriters.................    }        *
40.      Certain fees received by principal underwriters....................    }  See Items 13(a) and 13(e)
41.      (a)  Business of principal underwriters............................    }  Trust Administration
         (b)  Branch offices of principal underwriters......................    }        *
         (c)  Salesmen of principal underwriters............................    }        *
42.      Ownership of Trust's securities by certain persons.................    }        *
43.      Certain brokerage commissions received by
               principal underwriters.......................................    }  Public Offering
44.      (a)  Method of valuation...........................................    }  Public Offering
         (b)  Schedule as to offering price.................................    }        *
         (c)  Variation in offering price to certain persons................    }  Public Offering
45.      Suspension of redemption rights....................................    }  Rights of Unitholders
46.      (a)  Redemption valuation..........................................    }  Public Offering
         (b)  Schedule as to redemption price...............................    }        *
47.      Maintenance of position in underlying securities...................    }  Public Offering
                                                                                }  Rights of Unitholders

                      V. Information Concerning the Trustee
                                  or Custodian

48.      Organization and regulation of Trustee.............................    }  Trust Administration
49.      Fees and expenses of Trustee.......................................    }  Trust Operating Expenses
50.      Trustee's lien.....................................................    }        *




                     VI. Information Concerning Insurance of
                              Holders of Securities

51.      Insurance of holders of Trust's securities.........................    }  Cover Page; Trust Operating Expenses
                                                                                }

                            VII. Policy of Registrant

52.      (a)  Provisions of Trust agreement with respect
               to selection or elimination..................................    }  The Trust; Trust Administration
         (b)  Transactions involving elimination of
               underlying securities........................................    }        *
         (c)  Policy regarding substitution or elimination                         The Trust; Trust Administration
               of underlying securities.....................................    }
         (d)  Fundamental policy not otherwise covered......................    }        *
53.      Tax status of Trust................................................    }  Taxation

                   VIII. Financial and Statistical Information

54.      Trust's securities during last ten years...........................    }        *
55.-58.  Certain information regarding periodic payment
               certificates.................................................    }        *
59.      Financial statements (Instruction 1(c) to Form S-6)................    }        *



-------------
*Inapplicable, answer negative or not required.

                 DELAWARE GROUP UNIT INVESTMENT TRUST, SERIES 16
                        POWER FIVE EQUITY TRUST, SERIES 4
                        POWER TEN EQUITY TRUST, SERIES 4
                    ILLINOIS BIG TEN EQUITY TRUST, SERIES 10
                    MINNESOTA BIG TEN EQUITY TRUST, SERIES 11
                    MISSOURI BIG TEN EQUITY TRUST, SERIES 10
                  MASSACHUSETTS HUB TEN EQUITY TRUST, SERIES 1
                       PACIFIC TEN EQUITY TRUST, SERIES 6

--------------------------------------------------------------------------------

     THE TRUSTS. Delaware Group Unit Investment Trust, Series 16 (the "Fund") is comprised of the seven underlying unit investment trusts set forth above. Power Five Equity Trust, Series 4 (the "Power Five Trust") offers investors the opportunity to purchase Units representing proportionate interests in a fixed portfolio of common stocks issued by the five companies with the lowest per share stock price of the ten companies in the Dow Jones Industrial Average (the "DJIA") that have the highest dividend yield as of January 30, 1998 (the "Stock Selection Date"). Power Ten Equity Trust, Series 4 (the "Power Ten Trust") offers investors the opportunity to purchase Units representing proportionate interests in a fixed portfolio of common stocks issued by the ten companies in the DJIA that have the highest dividend yield as of the Stock Selection Date. Illinois Big Ten Equity Trust, Series 10 (the "Illinois Big Ten Trust"), Minnesota Big Ten Equity Trust, Series 11 (the "Minnesota Big Ten Trust"), and Missouri Big Ten Equity Trust, Series 10 (the "Missouri Big Ten Trust") each offer investors the opportunity to purchase Units representing proportionate interests in a fixed portfolio of common stocks issued by the ten highest dividend yielding companies as of the Stock Selection Date which (a) have their principal operations located in the State of Illinois, Minnesota or Missouri, respectively, and (b) have a market capitalization in excess of $250 million. Massachusetts Hub Ten Equity Trust, Series 1 (the "Massachusetts Hub Ten Trust") offers investors the opportunity to purchase Units representing proportionate interests in a fixed portfolio of common stocks issued by the ten largest companies based on market capitalization as of the Stock Selection Date which have their principal operations located in the Commonwealth of Massachusetts. Pacific Ten Equity Trust, Series 6 (the "Pacific Ten Trust") offers investors the opportunity to purchase Units representing proportionate interests in a fixed portfolio of common stocks issued by the ten largest companies based on market capitalization as of the Stock Selection Date which have their principal operations located in the States of California, Oregon or Washington. Each Trust is restricted in purchasing certain types and amounts of securities as described under "Objectives and Securities Selection." Collectively, the various trusts are sometimes referred to herein as the "Trusts" and the common stocks selected for inclusion in the Trusts are referred to herein as the "Securities."

--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        DELAWARE MANAGEMENT COMPANY, INC.

                 The date of this Prospectus is February 3, 1998

     OBJECTIVE OF THE TRUSTS. The objective of each of the Trusts is to provide an above average total return through a combination of potential capital appreciation and dividend income. While the objective of the Trusts is the same, each Trust follows a different investment strategy in order to achieve its stated objective. See "Schedule of Investments" for each Trust and "Objectives and Securities Selection." There is, of course, no guarantee that the objective of the Trusts will be achieved.

     PUBLIC OFFERING PRICE. The Public Offering Price per Unit for each of the Trusts is equal to the aggregate underlying value of the Securities in a Trust plus or minus cash, if any, in the Capital and Income Accounts of such Trust, divided by the number of Units of that Trust outstanding, plus an initial sales charge equal to the difference between the maximum total sales charge for that Trust of 4.50% of the Public Offering Price and the maximum deferred sales charge for a Trust ($0.350 per Unit). Unitholders will also be assessed a deferred sales charge of $0.0175 per Unit, payable on the first day of each month, over the period commencing April, 1998 through February, 1999 (the "First Year Deferred Period") and again over the period commencing April, 1999 through February, 2000 (the "Second Year Deferred Period"). Unitholders who elect to roll their Units into a new Series of the Trusts during the Interim Special Redemption Period (as described under "Special Redemption and Rollover in a New Fund") or Unitholders who sell or redeem their Units at or before the end of the Interim Special Redemption Period will not be assessed a deferred sales charge for the Second Year Deferred Period. The monthly amount of the deferred sales charge will accrue on a daily basis, beginning the 1st day of the month preceding a deferred sales charge payment date. For example, Unitholders of record on the Initial Date of Deposit will pay an initial sales charge of 1.0% of the Public Offering Price and will be subject to a deferred sales charge of 3.5% of the Public Offering Price (payable in monthly installments of $0.0175 per Unit over the First and Second Year Deferred Periods). Units purchased subsequent to the initial deferred sales charge accrual will be subject to the initial sales charge and that portion of the deferred sales charge payments not yet collected. This deferred sales charge will be paid from funds in the Capital Account of a Trust, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unitholders on a per Unit basis will be 4.50% of the Public Offering Price (4.545% of the aggregate value of the Securities in a Trust), subject to reduction as set forth in "Public Offering -- General." During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least $100,000. If Units were available for purchase at the opening of business on the Initial Date of Deposit, the Public Offering Price per Unit for the Trusts would have been that amount set forth under "Summary of Essential Financial Information." The minimum amount an investor may purchase of a Trust is $1,000 ($250 for a tax-sheltered retirement plan). See "Public Offering."

     DIVIDEND AND CAPITAL GAINS DISTRIBUTIONS. Distributions of dividends and realized capital gains, if any, received by the individual Trusts will be paid in cash on the applicable Distribution Date to Unitholders of record of the Trusts on the record date as set forth in the "Summary of Essential Financial Information." Any distribution of income and/or capital gains for the Trusts will be net of the expenses of the Trusts. See "Taxation." Additionally, upon surrender of Units for redemption or termination of each Trust, the Trustee will distribute to each Unitholder his pro rata share of their Trust's assets, less expenses, in the manner set forth under "Rights of Unitholders -- Distributions of Income and Capital."

     SECONDARY MARKET FOR UNITS. Although not obligated to do so, an affiliate of the Sponsor, Delaware Distributors, L.P. (the "Distributor") currently intends to maintain a market for Units of the Trusts and offers to repurchase such Units at prices which are based on the aggregate underlying value of the Securities in the Trusts (generally determined by the closing sale prices of the Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trusts. If a secondary market is not maintained, a Unitholder may redeem Units at prices based upon the aggregate underlying value of the Securities in each Trust plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of that Trust. A Unitholder tendering Units with a value of $100,000 or more may request a distribution of shares of the Securities (reduced by customary transfer and registration charges) in lieu of payment in cash (an "In-Kind Distribution"). See "Rights of Unitholders -- Redemption of Units." Units sold or tendered for redemption prior to such time as the entire deferred sales charge assessed during the First Year Deferred Period on such Units has been collected will be assessed the amount of such remaining deferred sales charge at the time of sale or redemption. Units held in the Trusts subsequent to the Interim Special Redemption Period which are sold or tendered for redemption prior to such time as the entire deferred sales charge assessed during the Second Year Deferred Period on such Units has been collected will be assessed the amount of such remaining deferred sales charge at the time of sale or redemption.

     TERMINATION. The Trusts will terminate on the Mandatory Termination Date (as set forth under "Summary of Essential Financial Information") regardless of market conditions at that time. Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the individual Trusts. The Sponsor will determine the manner, timing and execution of the sale of the Securities. Written notice of any termination of the Trusts shall be given by the Trustee to each Unitholder at his address appearing on the registration books of the Trusts maintained by the Trustee. Such notice will include a form to enable a Unitholder to elect an In-Kind Distribution, if such Unitholder owns at least $100,000 worth of Units of a Trust. Unitholders of the individual Trusts may elect to become Rollover Unitholders as described below. Rollover Unitholders will not receive the final liquidation distribution but will receive units of a new Series of the Fund, if one is being offered. Unitholders not electing the Rollover Option or those not electing or eligible for an In-Kind Distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trusts are terminated. See "Trust Administration -- Amendment or Termination."

     SPECIAL REDEMPTION AND ROLLOVER IN A NEW FUND. The Sponsor currently intends to create a new Series of the Trusts (the "New Trusts") approximately 13 months after the Initial Date of Deposit of each Trust and also in conjunction with the termination of each Trust (approximately two years after the Initial Date of Deposit). Unitholders will have the option to roll the proceeds of their Units into a New Trust after either 13 months (the "Interim Rollover") or two years (the "Final Rollover"). To elect a Rollover option, Unitholders must specify by the appropriate Rollover Notification Date stated in "Summary of Essential Financial Information" to have all of their Units redeemed and the distributed Securities sold by the Trustee, in its capacity as distribution agent ("Distribution Agent"), during the corresponding Special Redemption Period. Unitholders electing to participate in either the Interim Rollover ("Interim Rollover Unitholders") or the Final Rollover ("Final Rollover Unitholders") are collectively referred to herein as "Rollover Unitholders." The Distribution Agent will appoint the Sponsor as its agent to determine the manner, timing and execution of sales of underlying Securities. The proceeds of the redemption will then be invested in Units of a New Trust, if offered, at a reduced sales charge (anticipated to be identical to the deferred sales charge component of the Trusts.) The Sponsor may, however, stop offering units of the New Trusts at any time in its sole discretion without regard to whether all the proceeds to be invested have been invested. Cash which has not been invested on behalf of the Rollover Unitholders in the New Trusts will be distributed shortly after the applicable Special Redemption Period. However, the Sponsor anticipates that sufficient Units will be available, although moneys in the Trusts may not be fully invested on the next business day. The portfolio of the New Trusts will contain common stocks of companies satisfying the criteria established above for each Trust. Rollover Unitholders will receive pro rata amount of dividends in the Income Account of the Trusts which will be included in the reinvestment into units of the New Trusts. On August 5, 1997, the Taxpayer Relief Act of 1997 (the "1997 Tax Act") was enacted which reduces the maximum stated marginal tax rate for certain capital gains for investments held for more than 18 months to 20% (10% in the case of certain taxpayers in the lowest tax bracket). Rollover Unitholders participating in the Final Rollover would qualify for such treatment, whereas Rollover Unitholders participating in the Interim Rollover would be subject to a maximum stated marginal tax rate of 28%. See "Taxation." The exchange option described above is subject to modification, termination or suspension.

     RISK FACTORS. An investment in a Trust should be made with an understanding of the risks associated therewith, including the possible deterioration of either the financial condition of the issuers or the general condition of the stock market (which although currently is at historically high levels, has seen substantial volatility and significant declines in recent weeks), volatile interest rates, economic recession, the lack of adequate financial information concerning an issuer and the possibility of an economic downturn in the state, region or sector in which the common stocks included in a Trust are concentrated. An investment in the Power Five Trust may subject a Unitholder to additional risk due to the relative lack of diversity in its portfolio since the portfolio contains only five stocks. Therefore, Units of the Power Five Trust may be subject to greater market risk than other trusts which contain a more diversified portfolio of securities. The Trusts are not actively managed and Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation. For certain risk considerations related to the Trusts, see "Risk Factors" and "Objectives and Securities Selection." Units of the Trusts are not deposits or obligations of, and are not guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency and involve investment risk, including the possible loss of principal.

                 DELAWARE GROUP UNIT INVESTMENT TRUST, SERIES 16
                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
    AT THE CLOSE OF BUSINESS ON THE DAY BEFORE THE INITIAL DATE OF DEPOSIT:
                                FEBRUARY 2, 1998
                   SPONSOR: DELAWARE MANAGEMENT COMPANY, INC.
                 TRUSTEE AND EVALUATOR: THE CHASE MANHATTAN BANK

                                                                      POWER         POWER          ILLINOIS
                                                                      FIVE           TEN            BIG TEN
                                                                     EQUITY         EQUITY          EQUITY
                                                                     TRUST,         TRUST,          TRUST,
                                                                    SERIES 4       SERIES 4        SERIES 10
GENERAL INFORMATION                                               -----------     -----------     -----------
Number of Units(1) .............................................       15,180          15,074          15,071
                                                                  -----------     -----------     -----------
Fractional Undivided Interest in each Trust per Unit ...........     1/15,180        1/15,074        1/15,071
                                                                  -----------     -----------     -----------
Calculation of Public Offering Price per 100 Units:
Aggregate Offering Price of Securities
 in Portfolio(2) ...............................................  $   150,282     $   149,236     $   149,203
                                                                  -----------     -----------     -----------
Aggregate Offering Price of Securities per 100 Units ...........  $    990.00     $    990.00     $    990.00
Plus Maximum Sales Charge of 4.50% (4.545% of the
 Aggregate Value of Securities)(3) .............................  $     45.00     $     45.00     $     45.00
 Less Deferred Sales Charge(3) .................................  $    (35.00)    $    (35.00)    $    (35.00)
                                                                  -----------     -----------     -----------
Public Offering Price per 100 Units(3,4) .......................  $  1,000.00     $  1,000.00     $  1,000.00
Sponsor's Initial Repurchase and Redemption Price per
 100 Units .....................................................  $    972.50     $    972.50     $    972.50
Maximum Supervisory Fee per 100 Units(5) .......................  $     0.035     $     0.035     $     0.035
Trustee's Annual Fee per 100 Units(6) ..........................  $     0.086     $     0.086     $     0.086
Estimated Organizational and Offering Expenses per Unit(7) .....  $    0.0528     $    0.0528     $    0.0403
                                                                  -----------     -----------     -----------
Initial Date of Deposit ....................... February 3, 1998
First Settlement Date ......................... February 6, 1998
Interim Rollover Notification Date ............ February 2, 1999
Interim Special Redemption Period ................. Beginning on
 February 22, 1999 until no later than March 5, 1999
Final Rollover Notification Date ............... January 6, 2000
Final Special Redemption Period ................... Beginning on
 January 24, 2000 until no later than February 1, 2000
Mandatory Termination Date .................... February 1, 2000
Income and Capital Account Distribution Date(8) ....... March 1,
 1999 to Unitholders of record on February 15, 1999.
Minimum Termination Value .................................... Each Trust may be
 terminated if the net asset value of such Trust is less than $500,000 unless the net asset value of each Trust's deposits has exceeded $15,000,000, then the
 Trust Agreement may be terminated if the net asset value of such Trust is less than $3,000,000.
Evaluation Time .............................. As of the close of trading on the
 New York Stock Exchange, generally 4:00 p.m. Eastern Time.


                 DELAWARE GROUP UNIT INVESTMENT TRUST, SERIES 16
                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
    AT THE CLOSE OF BUSINESS ON THE DAY BEFORE THE INITIAL DATE OF DEPOSIT:
                                FEBRUARY 2, 1998
                   SPONSOR: DELAWARE MANAGEMENT COMPANY, INC.
                 TRUSTEE AND EVALUATOR: THE CHASE MANHATTAN BANK

                                                               MINNESOTA       MISSOURI      MASSACHUSETTS      PACIFIC
                                                                BIG TEN         BIG TEN         HUB TEN           TEN
                                                                 EQUITY          EQUITY          EQUITY          EQUITY
                                                                 TRUST,          TRUST,          TRUST,          TRUST,
                                                               SERIES 11       SERIES 10        SERIES 1        SERIES 6
GENERAL INFORMATION                                           -----------     -----------     -----------     -----------
Number of Units(1) .........................................       15,149          15,101          14,503          15,124
                                                              -----------     -----------     -----------     -----------
Fractional Undivided Interest in each Trust per Unit .......     1/15,149        1/15,101        1/14,503        1/15,124
                                                              -----------     -----------     -----------     -----------
Calculation of Public Offering Price per 100 Units:
Aggregate Offering Price of Securities in Portfolio(2) .....  $   149,974     $   149,500     $   143,575     $   149,732
                                                              -----------     -----------     -----------     -----------
Aggregate Offering Price of Securities per 100 Units .......  $    990.00     $    990.00     $    990.00     $    990.00
Plus Maximum Sales Charge of 4.5% (4.545% of the
 Aggregate Value of Securities)(3) .........................  $     45.00     $     45.00     $     45.00     $     45.00
Less Deferred Sales Charge(3) ..............................  $    (35.00)    $    (35.00)    $    (35.00)    $    (35.00)
                                                              -----------     -----------     -----------     -----------
Public Offering Price per 100 Units(3,4) ...................  $  1,000.00     $  1,000.00     $  1,000.00     $  1,000.00
Sponsor's Initial Repurchase and Redemption Price
 per 100 Units .............................................  $    972.50     $    972.50     $    972.50     $    972.50
Maximum Supervisory Fee per 100 Units(5) ...................  $     0.035     $     0.035     $     0.035     $     0.035
Trustee's Annual Fee per 100 Units(6) ......................  $     0.086     $     0.086     $     0.086     $     0.086
Estimated Organizational and Offering Expenses Per
 Unit(7) ...................................................  $    0.0477     $    0.0558     $    0.0409     $    0.0391
                                                              ------------    -----------     -----------     -----------
Initial Date of Deposit ................... February 3, 1998
First Settlement Date ..................... February 6, 1998
Interim Rollover Notification Date ........ February 2, 1999
Interim Special Redemption Period ............. Beginning on
 February 22, 1999 until no later than March 5, 1999
Final Rollover Notification Date ........... January 6, 2000
Final Special Redemption Period ............... Beginning on
 January 24, 2000 until no later than February 1, 2000
Mandatory Termination Date ................ February 1, 2000
Income and Capital Account Distribution Date(8).... March 1,
 1999 to Unitholders of record on February 15, 1999.
Minimum Termination Value .................................... Each Trust may be
 terminated if the net asset value of such Trust is less than $500,000 unless the net asset value of each Trust's deposits has exceeded $15,000,000, then the
 Trust Agreement may be terminated if the net asset value of such Trust is less than $3,000,000.
Evaluation Time .............................. As of the close of trading on the
 New York Stock Exchange, generally 4:00 p.m. Eastern Time.


------------------
(1) As of the close of business on the Initial Date of Deposit, the number of Units of a Trust may be adjusted so that the aggregate value of Securities per Unit will equal approximately $9.90. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Security listed on a national securities exchange or The Nasdaq Stock Market is valued at the last closing sale price, or if no such price exists or if the Security is not so listed, at the closing ask price thereof.

(3) The Maximum Sales Charge consists of an initial sales charge and a deferred sales charge. The initial sales charge is applicable to all Units of a Trust and represents an amount equal to the difference between the Maximum Sales Charge for a Trust of 4.50% of the Public Offering Price and the maximum deferred sales charge for a Trust ($0.350 per Unit). Unitholders will also be assessed a deferred sales charge of $0.0175 per Unit, payable on the first day of each month, over the period commencing April, 1998 through February, 1999 (the "First Year Deferred Period") and again over the period commencing April, 1999 through February, 2000 (the "Second Year Deferred Period"). Unitholders who elect to roll their Units into a new Series of the Trusts during the Interim Special Redemption Period (as described under "Special Redemption and Rollover in a New Fund") or Unitholders who sell or redeem their Units at or before the end of the Interim Special Redemption Period will not be assessed a deferred sales charge for the Second Year Deferred Period. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in a Trust. Units purchased subsequent to the initial deferred sales charge accrual will be subject only to the initial sales charge and that portion of the deferred sales charge payments not yet collected or accrued. These deferred sales charge payments will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge will be 4.5% of the Public Offering Price (4.545% of the aggregate value of the Securities in a Trust). See the "Fee Table" below and "Public Offering Price -- Offering Price." Any uncollected deferred sales charge amounts will be deducted from the sales or redemption proceeds as described under "Public Offering -- Public Market" and "Rights of Unitholders -- Redemption of Units."

(4) On the Initial Date of Deposit there will be no cash in the Income or Capital Accounts. Anyone ordering Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.

(5) The Supervisory Fee is payable to the Sponsor. In addition, the Sponsor will be reimbursed by the Trust for bookkeeping and other administrative expenses currently at a maximum annual rate of $0.015 per 100 Units.

(6) In no event will the Trustee's Annual Fee for each Trust be less than $2,000.

(7) Each Trust (and therefore Unitholders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee, but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses), as is common for mutual funds. Total organizational and offering expenses will be charged off at the end of the initial offering period which is currently expected to be approximately two months from the Initial Date of Deposit. See "Expenses of the Trusts" and "Statement of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(8) At the Interim Rollover Notification Date (for Interim Rollover Unitholders) or the Final Rollover Notification Date (for Final Rollover Unitholders) or upon termination of a Trust for other Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to or on behalf of Unitholders. Distributions from the Capital Account will be made monthly payable on the last day of the month to Unitholders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution.

                                    FEE TABLE

--------------------------------------------------------------------------------

     This Fee Table is intended to assist investors in understanding the costs and expenses that an investor in each Trust will bear directly or indirectly. See "Public Offering Price -- Offering Price" and "Trust Operating Expenses." Although each Trust has a term of approximately two years and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and distributions are rolled over into a new Trust subject only to the deferred sales charge and annual trust operating expenses.

--------------------------------------------------------------------------------

                                                                                    AMOUNT PER
UNITHOLDER TRANSACTION EXPENSES                                                     100 UNITS
------------------------------------------------------------------                  ----------
Maximum Initial Sales Charge Imposed on Purchase (as a percentage
 of offering price) ..............................................     1.00%(1)       $ 10.00
Deferred Sales Charge during the First Year Deferred Period (as a
 percentage of original purchase Price) ..........................     1.75%(2)       $ 17.50
Deferred Sales Charge during the Second Year Deferred Period (as a
 percentage of original purchase price) ..........................     1.75%(2,3)     $ 17.50
                                                                       ----           -------
Maximum Total Sales Charge .......................................     4.50%          $ 45.00
                                                                       ====           =======
ESTIMATED ANNUAL TRUST OPERATING EXPENSES (AS A PERCENTAGE OF
 AVERAGE NET ASSETS)
 Trustee's Fee ...................................................     .086%          $ 0.086
 Other Operating Expenses ........................................     .068%          $ 0.068
                                                                       ----           -------
  Total ..........................................................     .154%(4)       $ 0.154
                                                                       ====           =======

------------------
(1) The Maximum Initial Sales Charge is actually the difference between the Maximum Total Sales Charge (4.50% of the Public Offering Price) and the maximum deferred sales charge ($35.00 per 100 Units) and would exceed 1% if the Public Offering Price exceeds $10.00 per Unit.

(2) The actual fee is $1.75 per month per 100 Units, irrespective of purchase or redemption price, deducted on such dates set forth in "Public Offering." Except as noted under "Public Offering -- Public Market" and "Rights of Unitholders -- Redemption of Units," if a Unitholder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If the Unit price exceeds $10.00 per Unit, the deferred portion of the sales charge will be less than 3.50%; if the Unit price is less than $10.00 per Unit, the deferred portion of the sales charge will exceed 3.50%. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and that portion of the deferred sales charge payments not yet collected or accrued.

(3) Unitholders who elect to roll their Units into a new Series of the Trusts during the Interim Special Redemption Period (as described under "Special Redemption and Rollover in a New Fund") or Unitholders who sell or redeem their Units at or before the end of the Interim Special Redemption Period will not be assessed a deferred sales charge for the Second Year Deferred Period.

(4) A Trust's Estimated Annual Trust Operating Expenses do not include organizational and offering costs, which are charged against capital at the end of the initial offering period.

EXAMPLE

                                                             CUMULATIVE EXPENSES
                                                             PAID FOR PERIOD OF:
                                                              1 YEAR     3 YEARS
                                                             --------   --------

   An investor would pay the following expenses on a
    $1,000 investment, assuming the estimated operating
    expense ratio of .154% and a 5% annual return on the
    investment throughout the periods.                          $29        $70

     The above example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. Although each Trust has a term of approximately two years and is a unit investment trust rather than a mutual fund, this information is presented to permit comparison of fees, assuming the principal amount and distributions are rolled over at a Trust's termination into a new series subject only to the Deferred Sales Charge and annual trust operating expenses. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example. The estimated operating expense ratio does not include organizational and offering costs, which are charged to capital at the end of the initial offering period. Over time, investors who elect to participate as Interim Rollover Unitholders over consecutive years will pay higher expenses than those electing to participate as Final Rollover Unitholders over consecutive years due to the fact that organizational and offering costs, which are assessed at the creation of a Trust, will be charged more frequently.

THE TRUST

     Delaware Group Unit Investment Trust, Series 16 is comprised of seven unit investment trusts: Power Five Equity Trust, Series 4; Power Ten Equity Trust, Series 4; Illinois Big Ten Equity Trust, Series 10; Minnesota Big Ten Equity Trust, Series 11; Missouri Big Ten Equity Trust, Series 10; Massachusetts Hub Ten Equity Trust, Series 1; and Pacific Ten Equity Trust, Series 6 (collectively, the "Trusts"). The Fund was created under the laws of the State of New York pursuant to a Trust Agreement (the "Trust Agreement"), dated as of the date of this Prospectus (the "Initial Date of Deposit"), among Delaware Management Company, Inc., as Sponsor and Supervisor, and The Chase Manhattan Bank, as Evaluator and Trustee.

     On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Securities indicated under "Portfolio" herein, including delivery statements relating to contracts for the purchase of certain such Securities and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for such Securities (and contracts) so deposited, delivered to the Sponsor documentation evidencing the ownership of that number of Units of each Trust indicated in "Summary of Essential Financial Information." Unless otherwise terminated as provided in the Trust Agreement, each Trust will terminate on the Mandatory Termination Date, and Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee.

     Additional Units of a Trust may be issued at any time by depositing in that Trust additional Securities or cash (including a letter of credit) with instructions to purchase additional Securities in a Trust. As additional Units are issued by a Trust as a result of the deposit of additional Securities or cash by the Sponsor, the aggregate value of the Securities in that Trust will be increased and the fractional undivided interest in that Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities or cash into a Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, as nearly as practicable, the original proportionate relationship of the Securities in such Trust's portfolio, based on the number of shares of the Securities. Any deposit by the Sponsor of additional Securities, or the purchase of additional Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, this original proportionate relationship and not the actual proportionate relationship on the subsequent Date of Deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any of the Securities deposited in that Trust on the Initial, or any subsequent, Date of Deposit. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because such Trust will pay associated brokerage fees. To minimize this effect, the Trusts will try to purchase the Securities as close to the evaluation time as possible. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for a Trust with respect to acquiring Securities for or selling Securities from a Trust. In acting in such capacity, the Sponsor or its affiliate will be subject to the restrictions under the Investment Company Act of 1940, as amended.

     Each Unit of a Trust initially offered represents an undivided interest in that Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities or cash being deposited by the Sponsor, the fractional undivided interest in that Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in that Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

OBJECTIVES AND SECURITIES SELECTION

     The objective of each of the Trusts is to provide an above average total return through a combination of potential capital appreciation and dividend income. While the objective of the Trusts is the same, each Trust follows a different investment strategy in order to achieve its stated objective.

     POWER FIVE TRUST. The Power Five Trust offers investors the opportunity to purchase Units representing proportionate interests in an approximately evenly dollar-weighted portfolio of common stocks of the five companies with the lowest per share stock price of the ten companies in the DJIA that have the highest dividend yield as of the Stock Selection Date.

     POWER TEN TRUST. The Power Ten Trust offers investors the opportunity to purchase Units representing proportionate interests in an approximately evenly dollar-weighted portfolio of common stocks of the ten companies in the DJIA that have the highest dividend yield as of the Stock Selection Date.

     ILLINOIS BIG TEN TRUST. The Illinois Big Ten Trust offers investors the opportunity to purchase Units representing proportionate interests in an approximately evenly dollar-weighted portfolio of common stocks issued by the ten highest dividend yielding companies as of the Stock Selection Date which (a) have their principal operations located in the State of Illinois and (b) have a market capitalization in excess of $250 million.

     MINNESOTA BIG TEN TRUST. The Minnesota Big Ten Trust offers investors the opportunity to purchase Units representing proportionate interests in an approximately evenly dollar-weighted portfolio of common stocks issued by the ten highest dividend yielding companies as of the Stock Selection Date which (a) have their principal operations located in the State of Minnesota and (b) have a market capitalization in excess of $250 million.

     MISSOURI BIG TEN TRUST. The Missouri Big Ten Trust offers investors the opportunity to purchase Units representing proportionate interests in an approximately evenly dollar-weighted portfolio of common stocks issued by the ten highest dividend yielding companies as of the Stock Selection Date which (a) have their principal operations located in the State of Missouri and
(b) have a market capitalization in excess of $250 million.

     MASSACHUSETTS HUB TEN TRUST. The Massachusetts Hub Ten Trust offers investors the opportunity to purchase Units representing proportionate interests in a fixed portfolio of common stocks issued by the ten largest companies based on market capitalization as of the Stock Selection Date which have their principal operations located in the Commonwealth of Massachusetts.

     PACIFIC TEN TRUST. The Pacific Ten Trust offers investors the opportunity to purchase Units representing proportionate interests in an approximately evenly dollar-weighted portfolio of common stocks issued by the ten companies having the largest market capitalization as of the Stock Selection Date which have their principal operations located in the States of California, Oregon or Washington.

     The Trusts may be an appropriate medium for investors who desire to participate in a portfolio of common stocks with greater diversification than they might be able to acquire individually. As a policy matter, the Sponsor has excluded any company that is subject to being acquired, the acquisition of which is expected to be completed during the initial offering period of a Trust. The Illinois, Minnesota and Missouri Big Ten Trusts will not invest in the common stock of electric utility issuers, limited partnerships, real estate investment trusts ("REITs") or companies which have recently suspended, or announced that they intend to suspend, their dividends. The Massachusetts Hub Ten Trust and the Pacific Ten Trust will not invest in common stocks of limited partnerships. The Sponsor's determination that a company has its principal operations located in a state is based on the fact that such company is headquartered in that state. No Trust will invest more than 5% of its portfolio in common stocks of companies which derive more than 15% of their revenues from securities related activities. In seeking each Trust's objective, the Sponsor considered, among other things, the ability of the Securities to outpace inflation. While inflation is currently relatively low, the United States has historically experienced periods of double-digit inflation. While the prices of equity securities will fluctuate, over time equity securities have outperformed the rate of inflation, and other less risky investments, such as government bonds and U.S. Treasury bills. Past performance is, however, no guarantee of future results. Investors should be aware that there is no guarantee that the objective of the Trusts will be achieved because each Trust is subject to the continuing ability of the respective issuers to declare and pay dividends and because the market value of the Securities can be affected by a variety of factors.

     Neither the publishers of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index") or the DJIA have granted the Trusts or the Sponsor a license to use their respective Index. Units of the Trusts are not designed so that prices will parallel or correlate with movements in any particular index and it is expected that their prices will not parallel or correlate with such movements. The publishers of the S&P 500 Index and the DJIA have not participated in any way in the creation of the Trusts or in the selection of the stocks in the Trusts and have not approved any information related thereto.

     Investors should be aware that a Trust is not a "managed" fund, and as a result, the adverse financial condition of a company will not result in its elimination from the portfolio except under extraordinary circumstances (see "Trust Administration-Portfolio Administration"). In addition, Securities will not be sold by the Trusts to take advantage of market fluctuations or changes in anticipated rates of appreciation. Investors should note that the Securities were selected by the Sponsor prior to the date the Securities were purchased by the Trusts. The Trusts may continue to hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed, and if the evaluation were performed again at that time, the Securities would not be selected for the Trusts.

HYPOTHETICAL PERFORMANCE INFORMATION

     The following tables and charts show hypothetical performance information for the strategies employed by each Trust and the actual performance of the S&P 500 Index and the DJIA. As previously discussed, a Unitholder may choose to reinvest the proceeds from their Units into a New Trust approximately thirteen months after the date of this Prospectus or two years after the date of this Prospectus. The tables and charts present performance information for the strategies and indices on both an annual and bi-annual basis. Hypothetical performance information for the strategies employed by the Illinois Big Ten, Minnesota Big Ten, Missouri Big Ten and Pacific Ten includes financial information of entities which at the time of initial calculation were organized as corporations but which were previously organized as limited partnerships. The initial calculations of the various strategies were as follows: Power Five and Power Ten, August 1997; Illinois Big Ten and Missouri Big Ten, April, 1996; Minnesota Big Ten, December, 1995; Massachusetts Hub Ten, January, 1998 and Pacific Ten, April, 1997. In addition, such comparative calculations exclude financial information of corporations which did not exist at the time of initial calculation but which may have been in existence (and therefore potentially includable in the universe of potential corporations) in prior years. Corporations which cease to exist will remain in the historical return comparisons through the date of initial calculation; however, the portion of comparative calculations subsequent to the date of such a corporation's ceasing to exist will include only the financial information of corporations which meet the criteria established by the Sponsor at the time such comparisons are calculated. Finally, such calculations include historical information about companies that are not eligible to be included in a Trust but would have been selected by applying the appropriate strategy. Modifications to these assumptions would alter the results of the comparative calculations. Prior to this offering, neither the Sponsor nor to its knowledge any other entity independently maintained an annual performance record of the securities which would have been included in the Illinois Big Ten, Minnesota Big Ten, Missouri Big Ten, Massachusetts Hub Ten or Pacific Ten in any given year, although the information necessary to generate such a performance record was and continues to be readily available.

     The returns shown in the following tables and graphs are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with a Trust. Both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Each strategy underperformed its respective index in certain years. Accordingly, there can be no assurance that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. A Unitholder of a Trust would not necessarily realize as high a Total Return on an investment in the stocks upon which the hypothetical returns are based for the following reasons, among others: the Total Return figures do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; the term of the Trusts may vary slightly from those presented in compiling the Total Returns; the Trusts may not be fully invested at all times or equally weighted in all stocks comprising a strategy; and Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

ANNUALIZED PERFORMANCE INFORMATION

     The following table has been designed for use by investors who elect to reinvest the proceeds from their Units into a New Trust approximately thirteen months after the date of this Prospectus. This table shows hypothetical Strategy Total Returns and actual Total Returns of the DJIA and S&P 500 Index over consecutive one-year periods commencing January 1, 1983, and through the most recent quarter. Each Strategy Total Return assumes that the Strategy is reapplied at the beginning of each year.

                        COMPARISON OF TOTAL RETURNS(1)

               HYPOTHETICAL ONE-YEAR STRATEGY TOTAL RETURNS INDEX TOTAL RETURNS            INDEX TOTAL RETURNS
        -----------------------------------------------------------------------------   -------------------------
 YEAR
 ENDED    POWER    POWER    ILLINOIS   MINNESOTA   MISSOURI   MASSACHUSETTS   PACIFIC
 12/31   FIVE(4)   TEN(4)   BIG TEN     BIG TEN    BIG TEN       HUB TEN        TEN      DJIA(2,4)   S&P 500(3,4)
------  --------   ------   --------   ---------   --------   -------------   -------   ---------   -------------
 1983    36.11%    38.75%     33.13%     23.52%     30.19%        10.00%       20.53%     25.68%        22.27%
 1984    10.88      5.75      19.49       1.87      -0.36         12.01         3.71       1.07          5.95
 1985    37.84     29.40      38.26      47.37      30.23         28.45        20.59      32.83         31.44
 1986    30.31     34.79      22.80      17.98      10.53         24.10        17.94      26.96         18.35
 1987    11.06      6.07       4.34       4.02       2.78         -8.27         6.31       6.00          5.67
 1988    21.22     24.33      26.35      17.52      40.09         12.30        14.98      15.97         16.57
 1989    10.49     25.66      26.94      33.04      34.99          5.90        31.40      31.74         31.11
 1990   -15.27     -7.57     -19.51       2.26     -11.88        -17.91        -4.01      -0.61         -3.20
 1991    61.79     34.02      55.62      42.21      51.13         59.48        29.55      23.99         30.13
 1992    22.88      7.79      18.46      20.15      18.66         18.84        17.27       7.37          7.49
 1993    33.82     26.91      24.73       8.48      23.93          2.55        15.74      16.74          9.88
 1994     8.08      4.05       2.24       0.37      -3.39          5.37         6.61       4.94          1.28
 1995    30.26     36.51      55.78      27.32      24.42         34.12        43.34      36.47         37.01
 1996    26.12     28.18      15.12      17.23      24.32         33.58        51.70      28.58         22.68
 1997    20.08     21.69      17.86      34.18      51.10         26.57        23.23      24.91         33.35

------------------
(1) Total Return represents the sum of the percentage change in market value of each group of stocks between the first trading day of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. DJIA and S&P 500 Index are unmanaged indices and do not incur sales charges, commissions, expenses or taxes. Total return of the Power Five, Power Ten, Illinois Big Ten, Minnesota Big Ten, Missouri Big Ten, Massachusetts Hub Ten and Pacific Ten, respectively, does not take into consideration any applicable sales charges, commissions, expenses or taxes. Returns would be lower as a result of such charges and expenses.

(2) An index of 30 stocks compiled by Dow Jones & Company, Inc. Source:
    Bloomberg L.P.

(3) The S&P 500 Index is a total return index consisting of 500 widely held common stocks calculated by Standard & Poor's. Source: FactSet Data Systems, Inc.

(4) For the five year period between January 1, 1978 and December 31, 1982, the Power Five Strategy achieved an annual total return (assuming one-year rollover) of 1.26% in 1978, 9.91% in 1979, 40.53% in 1980, 3.64% in 1981 and
    41.88% in 1982; the Power Ten Strategy achieved an annual total return (assuming one-year rollover) of 0.12% in 1978, 12.99% in 1979, 27.23% in 1980, 7.73% in 1981 and 26.05% in 1982; the DJIA achieved an annual total return of 2.62% in 1978, 10.52% in 1979, 21.45% in 1980, -3.40% in 1981 and
    25.84% in 1982; and the S&P 500 Index achieved an annual total return of 6.40% in 1978, 18.01% in 1979, 31.50% in 1980, -4.83% in 1981 and 20.26% in
    1982.

     There can be no assurance that the Portfolios of the Trusts, if held for 13 months, will out perform the S&P 500 Index or the DJIA over the stated period.

              SUPPOSE YOU HAD INVESTED $10,000 ON JANUARY 1, 1983?

                              [PLOT POINTS GRAPH]

                         POWER FIVE       POWER TEN
                          STRATEGY        STRATEGY          DJIA
                                    U.S. DOLLAR AMOUNT

               1983       $ 13,611        $ 13,875        $ 12,568
               1984       $ 15,092        $ 14,673        $ 12,702
               1985       $ 20,803        $ 18,987        $ 16,873
               1986       $ 27,108        $ 25,592        $ 21,422
               1987       $ 30,106        $ 27,146        $ 22,707
               1988       $ 36,495        $ 33,750        $ 26,333
               1989       $ 40,323        $ 42,410        $ 34,691
               1990       $ 34,166        $ 39,200        $ 34,480
               1991       $ 55,276        $ 52,536        $ 42,751
               1992       $ 67,924        $ 56,628        $ 45,902
               1993       $ 90,895        $ 71,867        $ 53,586
               1994       $ 98,240        $ 74,777        $ 56,233
               1995       $127,967        $102,079        $ 76,742
               1996       $161,392        $130,844        $ 98,674
               1997       $193,800        $159,224        $123,254


     The chart above represents hypothetical past performance of strategies employed over consecutive one-year periods by the Power Five and Power Ten as compared to the DJIA from January 1, 1983 through December 31, 1997 and should not be indicative of future results. For the full years commencing January, 1983 through December, 1997, the average annual return for the Power Five, Power Ten and the DJIA was 21.85%, 20.26% and 18.23%, respectively. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that the Power Five or Power Ten Trusts will outperform the DJIA over a thirteen month period or over consecutive rollover periods, if available.

              SUPPOSE YOU HAD INVESTED $10,000 ON JANUARY 1, 1983?

                              [PLOT POINTS GRAPH]

                 ILLINOIS       MINNESOTA       MISSOURI
                 BIG TEN        BIG TEN         BIG TEN         S&P 500
                 STRATEGY       STRATEGY        STRATEGY         INDEX
                                  U.S. DOLLAR AMOUNT

      1983       $ 13,313       $ 13,019        $ 12,352       $ 12,227
      1984       $ 15,908       $ 12,972        $ 12,583       $ 12,955
      1985       $ 21,994       $ 16,894        $ 18,544       $ 17,027
      1986       $ 27,009       $ 18,673        $ 21,878       $ 20,152
      1987       $ 28,181       $ 19,192        $ 22,757       $ 21,295
      1988       $ 35,606       $ 26,886        $ 26,744       $ 24,823
      1989       $ 45,199       $ 36,293        $ 35,580       $ 32,546
      1990       $ 36,381       $ 31,981        $ 36,385       $ 31,504
      1991       $ 56,615       $ 48,333        $ 51,743       $ 40,996
      1992       $ 67,067       $ 57,352        $ 62,169       $ 44,067
      1993       $ 83,652       $ 71,076        $ 67,441       $ 48,421
      1994       $ 85,526       $ 68,667        $ 67,690       $ 49,040
      1995       $133,232       $ 85,435        $ 86,183       $ 67,190
      1996       $153,377       $106,213        $101,033       $ 82,429
      1997       $180,770       $160,488        $135,566       $109,919


     The chart above represents hypothetical past performance of strategies employed over consecutive one-year periods by the Illinois Big Ten, Minnesota Big Ten and Missouri Big Ten as compared to the S&P 500 Index from January 1, 1983 through December 31, 1997 and should not be indicative of future results. For the full years commencing January, 1983 through December, 1997, the average annual return for the Illinois Big Ten, Minnesota Big Ten, Missouri Big Ten and the S&P 500 Index was 21.29%, 18.98%, 20.33% and 17.33%, respectively. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that the Illinois Big Ten, Minnesota Big Ten or Missouri Big Ten Trusts will outperform the S&P 500 Index over a thirteen month period or over consecutive rollover periods, if available.

              SUPPOSE YOU HAD INVESTED $10,000 ON JANUARY 1, 1983?

                              [PLOT POINTS GRAPH]

                      PACIFIC                    MASSACHUSETTS
                        TEN          S&P 500        HUB TEN
                      STRATEGY        INDEX         STRATEGY
                               U.S. DOLLAR AMOUNT

           1983       $ 12,053       $ 12,227       $11,000
           1984       $ 12,500       $ 12,955       $12,321
           1985       $ 15,074       $ 17,027       $15,826
           1986       $ 17,778       $ 20,152       $19,641
           1987       $ 18,900       $ 21,295       $18,409
           1988       $ 21,731       $ 24,823       $20,673
           1989       $ 28,555       $ 32,546       $21,893
           1990       $ 27,410       $ 31,504       $17,972
           1991       $ 35,509       $ 40,996       $28,862
           1992       $ 41,642       $ 44,067       $34,005
           1993       $ 48,196       $ 48,421       $34,875
           1994       $ 51,382       $ 49,040       $36,748
           1995       $ 73,651       $ 67,190       $49,286
           1996       $111,729       $ 82,429       $65,842
           1997       $137,683       $109,919       $83,336


     The chart above represents hypothetical past performance of the strategies employed over consecutive one-year periods by the Massachusetts Hub Ten and the Pacific Ten as compared to the S&P 500 Index from January 1, 1983 through December 31, 1997 and should not be indicative of future results. For the full years commencing January, 1983 through December, 1997, the average annual return for the Pacific Ten, Massachusetts Hub Ten and the S&P 500 Index was 19.10%, 15.18% and 17.33%, respectively. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that the Pacific Ten Trust or the Massachusetts Hub Ten Trust will outperform the S&P 500 Index over a thirteen month period or over consecutive rollover periods, if available.

BI-ANNUAL PERFORMANCE INFORMATION

     The following table has been designed for use by investors who elect to reinvest the proceeds from their Units into a New Trust at termination (approximately 2 years). This table shows annualized Strategy Total Returns over two-year periods commencing with the two-year period ending December 31, 1982. Each Strategy Total Return assumes that the Strategy is reapplied on a bi-annual basis. As the table shows annualized Strategy Total Returns over two-year periods for each of the last sixteen years the individual Strategies overlap each other in consecutive years. For instance, the Strategy Total Returns shown for the two-year period ending December 31, 1982 represents the annualized Total Return over such two-year period of the common stocks selected by applying the Strategy on January 1, 1981, while the Strategy Total Returns shown for the two-year period ending December 31, 1983 represents the annualized Total Return over such two-year period of the common stocks selected by applying the Strategy on January 1, 1982. The Index Total Returns represent the annualized Total Returns of the respective index.

                        COMPARISON OF TOTAL RETURNS(1)


                                                                                                     ANNUALIZED
                           ANNUALIZED HYPOTHETICAL TWO-YEAR STRATEGY TOTAL RETURNS              INDEX TOTAL RETURNS
              ------------------------------------------------------------------------------  ------------------------
  TWO YEAR
PERIOD ENDED   POWER     POWER    ILLINOIS   MINNESOTA   MISSOURI   MASSACHUSETTS   PACIFIC
    12/31     FIVE(4)    TEN(4)    BIG TEN    BIG TEN     BIG TEN      HUB TEN        TEN     DJIA(2,4)   S&P 500(3,4)
------------  -------    ------   --------   ---------   --------   -------------   -------   ---------   ------------
    1982      24.55%     23.55%     14.70%     28.58%      23.47%       2.60%        -8.03%    25.84%        20.26%
    1983      28.18      29.40      31.27      29.17       32.81       19.23         15.96      25.68         22.27
    1984      22.72      14.76      27.24      12.29       14.64        7.31         13.23       1.07          5.95
    1985      25.89      17.67      28.07      23.52       13.52       15.78         11.81      32.83         31.44
    1986      36.70      27.79      31.25      35.17       20.94       22.25         17.03      26.96         18.35
    1987      30.58      19.45       9.33      14.17        9.99        8.97         10.32       6.00          5.67
    1988      11.55      11.30      13.55       8.01       12.72        3.04          9.92      15.97         16.57
    1989      19.93      12.84      10.82       8.62        5.42       11.40          8.60      31.74         31.11
    1990      21.94      12.43       8.34      18.64       10.39       -8.04         15.03      -0.61         -3.20
    1991       9.76       9.00       4.96      21.33       21.15       12.25          3.97      23.99         30.13
    1992      51.33      33.09      29.41      26.63       30.85       38.83         26.73       7.37          7.49
    1993      24.82      20.03      21.57      16.87       16.66       10.16         13.00      16.47          9.88
    1994      21.96      17.55      13.98       7.16       14.79        3.01         10.55       4.94          1.28
    1995      25.70      23.10      22.45      12.54        2.95       14.29         24.76      36.47         37.01
    1996      39.69      35.25      27.93      19.40       29.36       26.44         44.29      28.58         22.68
    1997      15.70      23.77      24.82      26.10       28.81       32.29         36.59      24.91         33.35

------------------
(1) Total Return represents the sum of the percentage change in market value of each group of stocks between the first trading day of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. DJIA and S&P 500 Index are unmanaged indices and do not incur sales charges, commissions, expenses or taxes. Total return of the Power Five, Power Ten, Illinois Big Ten, Minnesota Big Ten, Missouri Big Ten, Massachusetts Hub Ten and Pacific Ten, respectively, does not take into consideration any applicable sales charges, commissions, expenses or taxes. Returns would be lower as a result of such charges and expenses.

(2) An index of 30 stocks compiled by Dow Jones & Company, Inc. Source:
    Bloomberg L.P.

(3) The S&P 500 Index is a total return index consisting of 500 widely held common stocks calculated by Standard & Poor's. Source: FactSet Data Systems, Inc.

(4) For the five year period between January 1, 1977 and December 31, 1981, the Power Five Strategy achieved an average annual total return over the two-year period ending in the year indicated of 27.08% in 1977, 2.99% in 1978, 11.65% in 1979, 23.10% in 1980 and 18.02% in 1981; the Power Ten
    Strategy achieved an average annual total return over the two-year period ending in the year indicated of 17.57% in 1977, -2.18% in 1978, 7.34%
   in 1979, 19.77% in 1980 and 14.92% in 1981; the DJIA achieved an average annual total return in the year indicated of -12.76% in 1977, 2.62% in 1978, 10.52% in 1979, 21.45% in 1980 and -3.40% in 1981; and the S&P 500 Index
   achieved an average annual total return in the year indicated of -7.19% in 1977, 6.40% in 1978, 18.01% in 1979, 31.50% in 1980 and -4.83% in 1981.

     There can be no assurance that the Portfolios of the Trusts, if held for two years, will outperform the S&P 500 Index or the DJIA over the life of the Trusts.

             SUPPOSE YOU HAD INVESTED $10,000 ON JANUARY 1, 1982?

                              [PLOT POINTS GRAPH]

          TWO-YEAR
           PERIOD       POWER FIVE      POWER TEN
           ENDING        STRATEGY        STRATEGY          DJIA
                                    U.S. DOLLAR AMOUNT

            1982         $ 10,000        $ 10,000        $ 10,000
            1983         $ 12,818        $ 12,940        $ 12,568
            1984         $ 15,730        $ 14,850        $ 12,702
            1985         $ 19,803        $ 17,474        $ 16,873
            1986         $ 27,070        $ 22,330        $ 21,422
            1987         $ 35,349        $ 26,673        $ 22,707
            1988         $ 39,431        $ 29,687        $ 26,333
            1989         $ 47,290        $ 33,499        $ 34,691
            1990         $ 57,655        $ 37,663        $ 34,480
            1991         $ 63,294        $ 41,053        $ 42,751
            1992         $ 95,782        $ 54,637        $ 45,902
            1993         $119,555        $ 65,581        $ 53,586
            1994         $145,810        $ 77,090        $ 56,233
            1995         $183,283        $ 94,898        $ 76,742
            1996         $256,028        $128,349        $ 98,674
            1997         $296,224        $158,858        $123,254


     The chart above represents hypothetical past performance of the strategies employed over two-year periods by the Power Five and Power Ten as compared to the DJIA and should not be indicative of future results. The chart reflects a hypothetical assumption that $10,000 was invested on January 1, 1982 and shows the average annual return for each two-year period for each Strategy as well as the DJIA assuming that each Strategy was originally applied on January 1, 1981 and re-applied bi-annually through December 31, 1997. The average annual return over the stated period for the Power Five, Power Ten and the DJIA was 25.35%, 20.25% and 18.23%, respectively. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that the Power Five or Power Ten Trusts will outperform the DJIA over their approximately two-year life or over consecutive rollover periods, if available.

             SUPPOSE YOU HAD INVESTED $10,000 ON JANUARY 1, 1982?

                              [PLOT POINTS GRAPH]

      TWO-YEAR    ILLINOIS        MINNESOTA       MISSOURI
       PERIOD     BIG TEN         BIG TEN         BIG TEN        S&P 500
       ENDING     STRATEGY        STRATEGY        STRATEGY        INDEX
                                     U.S. DOLLAR AMOUNT

        1982      $ 10,000        $ 10,000        $ 10,000      $ 10,000
        1983      $ 13,127        $ 12,917        $ 13,281      $ 12,227
        1984      $ 16,703        $ 14,504        $ 15,225      $ 12,955
        1985      $ 21,391        $ 17,916        $ 17,284      $ 17,027
        1986      $ 28,076        $ 24,217        $ 20,903      $ 20,152
        1987      $ 30,696        $ 27,649        $ 22,991      $ 21,295
        1988      $ 34,855        $ 29,863        $ 25,916      $ 24,823
        1989      $ 38,626        $ 32,437        $ 27,320      $ 32,546
        1990      $ 41,847        $ 38,484        $ 30,159      $ 31,504
        1991      $ 43,923        $ 46,692        $ 36,538      $ 40,996
        1992      $ 56,841        $ 59,126        $ 47,809      $ 44,067
        1993      $ 69,101        $ 69,101        $ 55,774      $ 48,421
        1994      $ 78,762        $ 74,049        $ 64,023      $ 49,040
        1995      $ 96,444        $ 83,334        $ 65,912      $ 67,190
        1996      $123,381        $ 99,501        $ 85,264      $ 82,429
        1997      $154,004        $125,471        $109,829      $109,919


     The chart above represents hypothetical past performance of the strategies employed over two-year periods by the Illinois Big Ten, Minnesota Big Ten and Missouri Big Ten as compared to the S&P 500 Index and should not be indicative of future results. The chart reflects a hypothetical assumption that $10,000 was invested on January 1, 1982 and shows the average annual return for each two-year period for each Strategy as well as the S&P 500 Index assuming that each Strategy was originally applied on January 1, 1981 and re-applied bi-annually through December 31, 1997. The average annual return over the stated period for the Illinois Big Ten, Minnesota Big Ten, Missouri Big Ten and S&P 500 Index was 20.00%, 18.37%, 17.32% and 17.33%, respectively. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that the Illinois Big Ten, Minnesota Big Ten and Missouri Big Ten Trusts will outperform the S&P 500 Index over their approximately two-year life or over consecutive rollover periods, if available.

             SUPPOSE YOU HAD INVESTED $10,000 ON JANUARY 1, 1982?

                              [PLOT POINTS GRAPH]

          TWO-YEAR                     PACIFIC      MASSACHUSETTS
           PERIOD       S&P 500          TEN           HUB TEN
           ENDING        INDEX         STRATEGY        STRATEGY
                                 U.S. DOLLAR AMOUNT

            1982       $ 10,000        $ 10,000        $10,260
            1983       $ 12,227        $ 11,596        $12,233
            1984       $ 12,955        $ 13,130        $13,127
            1985       $ 17,027        $ 14,681        $15,199
            1986       $ 20,152        $ 17,181        $18,580
            1987       $ 21,295        $ 18,954        $20,247
            1988       $ 24,823        $ 20,834        $20,863
            1989       $ 32,546        $ 22,626        $23,241
            1990       $ 31,504        $ 26,027        $21,372
            1991       $ 40,996        $ 27,060        $23,990
            1992       $ 44,067        $ 34,293        $33,258
            1993       $ 48,421        $ 38,751        $36,637
            1994       $ 49,040        $ 42,839        $37,740
            1995       $ 67,190        $ 53,447        $43,133
            1996       $ 82,429        $ 77,118        $54,537
            1997       $109,919        $106,336        $72,147


     The chart above represents hypothetical past performance of the strategies employed over two-year periods by the Massachusetts Hub Ten and the Pacific Ten as compared to the S&P 500 Index and should not be indicative of future results. The chart reflects a hypothetical assumption that $10,000 was invested on January 1, 1982 and shows the average annual return for each two-year period for the Massachusetts Hub Ten Strategy and the Pacific Ten Strategy as well as the S&P 500 Index assuming that the Strategy was originally applied on January 1, 1981 and re-applied bi-annually through December 31, 1997. The average annual return over the stated period for the Massachusetts Hub Ten, the Pacific Ten and S&P 500 Index was 16.95%, 20.20% and 17.33%, respectively. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that the Pacific Ten Trust or the Massachusetts Hub Ten Trust will outperform the S&P 500 over its approximately two-year life or over consecutive rollover periods, if available.

     Past performance of any investment strategy may not be indicative of results of future Trusts. Trust performance may be compared to the performance on the same basis of investment strategies utilized by a Trust (which may show performance net of expenses and charges which such Trust would have charged), the DJIA, the S&P 500 Index, other investment indices, or performance data from publications such as Morningstar Publications, Inc. This performance may also be compared for various periods with an investment in short-term U.S. Treasury securities; however, the investor should bear in mind that Treasury securities are fixed income obligations, having the highest credit characteristics, while equity securities involve greater risk because they have no maturities, are not guaranteed by the full faith and credit of the United States, and income thereon is subject to the financial condition of, and declaration by, the issuers. Past performance, of course, may not be indicative of future results and results actually achieved by any Unitholder will vary depending on such factors as the dates the Unitholder purchased and sold his Units. The securities included in each Trust represent higher geographic and/or industry concentrations, and less diversification, than those of the S&P 500 and DJIA. The average P/E ratio of the Power Five, Power Ten, Illinois Big Ten, Minnesota Big Ten, Missouri Big Ten, Massachusetts Hub Ten and Pacific Ten Trusts as of January 30, 1998 is 21.41, 20.89, 18.81, 27.39, 20.82, 27.17, and 31.89, respectively. In addition, the average Beta of the Power Five, Power Ten, Illinois Big Ten, Minnesota Big

Ten, Missouri Big Ten, Massachusetts Hub Ten and Pacific Ten Trusts as of January 30, 1998 is 0.98, 0.90, 0.79, 0.80, 0.79, 1.13, and 1.07, respectively.

TRUST PORTFOLIO

POWER FIVE

     The Power Five Trust consists of the following issues of Securities selected based upon those factors referred to under "Objectives and Securities Selection."

     PHILIP MORRIS COS. INC.
     INTERNATIONAL PAPER COMPANY
     E.I. DUPONT DE NEMOURS & CO.
     GENERAL MOTORS CORPORATION
     EXXON CORP.

     PHILIP MORRIS COS. INC. operations include the world's largest tobacco business; it controls almost half of the US tobacco market and owns Marlboro. In addition to Marlboro, the world's best-selling cigarette, the company makes such brands as Virginia Slims. Philip Morris gets almost half of its revenue (but only 1/3 of its profits) from food and beer subsidiaries that include Kraft (the US's largest food company and marketer of such leading brands as Jell-O, Oscar Mayer, and Post cereals) and Miller Brewing (ranked #2 among beer makers, after Anheuser-Busch). The company also operates financial services and real estate investment businesses.

     INTERNATIONAL PAPER COMPANY is the world's leading producer of forest products and a leading distributor of paper (printing and writing papers, paperboard, linerboard, and cartons) and office supplies. The company's nonpaper offerings include chemicals (Arizona Chemical), nonwoven fabrics (Veratec), oil and gas, and photographic films (Anitec, Horsell, Ilford). It has production facilities in 31 countries and sells its products in more than 130 countries, although the US market accounts for nearly 3/4 of the company's sales.

     E.I. DUPONT DE NEMOURS & CO. is the #1 chemical company in the world. It is organized into 6 business segments: Chemicals (refrigerants, pigments, and polymer intermediaries), Fibers (Lycra, Tyvek, textiles, nylons), Polymers (elastomers, nylon resins, film, finishes, packaging materials), Petroleum (Conoco), Life Sciences (agricultural products, biotechnology, and pharmaceuticals), and Diversified Businesses (films, photopolymer and electronics, printing and publishing, and coal). DuPont has operations in about 70 countries. Its largest subsidiary, Conoco, is the 7th largest US oil company.

     GENERAL MOTORS CORP. (GM) is the world's largest industrial enterprise and the #1 manufacturer of cars and trucks. In the US its Buick, Cadillac, Chevrolet, Geo, GMC, Oldsmobile, Pontiac and Saturn brands account for about one out of 3 autos on the road. GM also provides financing through GMAC, makes vehicle components (Delphi Automotive), and produces automobiles for foreign manufacturers Holden, Opel, Isuzu, and Saab. About 1/3 of GM's sales are generated outside North America.

     EXXON CORP. is the world's #2 oil company (behind Royal Dutch/Shell), Exxon has oil reserves of 6.6 billion barrels and gas reserves of 42.2 trillion cu. ft. The company operates or markets products in more than 100 countries. Each day Exxon sells about 65 million gallons of fuel to more than eight million motorists. Exxon also produces and sells other petrochemicals, mines coal and other minerals, and owns 60% of a Hong Kong electric power generating station.

POWER TEN

     The Power Ten Trust consists of the following issues of Securities selected based upon those factors referred to under "Objectives and Securities Selection."

     PHILIP MORRIS COS. INC.
     J.P. MORGAN & CO.
     GENERAL MOTORS CORP.
     CHEVRON CORPORATION
     EXXON CORP.
     EASTMAN KODAK CO.
     MINNESOTA MINING & MANUFACTURING CO.
     E.I. DUPONT DE NEMOURS & CO.
     INTERNATIONAL PAPER COMPANY
     AT&T CORP.

     PHILIP MORRIS COS. INC. operations include the world's largest tobacco business; it controls almost half of the US tobacco market and owns Marlboro. In addition to Marlboro, the world's best-selling cigarette, the company makes such brands as Virginia Slims. Philip Morris gets almost half of its revenue (but only 1/3 of its profits) from food and beer subsidiaries that include Kraft (the US's largest food company and marketer of such leading brands as Jell-O, Oscar Mayer, and Post cereals) and Miller Brewing (ranked #2 among beer makers, after Anheuser-Busch). The company also operates financial services and real estate investment businesses.

     J.P. MORGAN & CO., one of the US's premier international banking companies, is organized along 5 broad business lines, comprising Finance and Advisory (investment banking), Market Making (brokerage services dealing in securities, currencies, commodities, and derivatives), Asset Management and Servicing (services to institutions, corporations, and high-net-worth individuals), Proprietary Investing and Trading (trading for J.P. Morgan's own account), and the Equity Investment group, a relatively small segment that has been growing rapidly since it received regulatory approval to make its own direct equity investments in companies.

     GENERAL MOTORS CORP. (GM) is the world's largest industrial enterprise and the #1 manufacturer of cars and trucks. In the US its Buick, Cadillac, Chevrolet, Geo, GMC, Oldsmobile, Pontiac and Saturn brands account for about one out of 3 autos on the road. GM also provides financing through GMAC, makes vehicle components (Delphi Automotive), and produces automobiles for foreign manufacturers Holden, Opel, Isuzu, and Saab. About 1/3 of GM's sales are generated outside North America.

     CHEVRON CORPORATION, international oil company, has net reserves of more than 4 billion barrels of oil. The integrated oil giant has operations that run the gamut from the wellhead to the self-service pump. Chevron holds about a 1/4 interest in NGC Corp., the largest natural gas and natural gas liquids wholesaler in North America, and a 50% stake in Caltex, a global refiner and marketer.

     EXXON CORP. is the world's #2 oil company (behind Royal Dutch/Shell), Exxon has oil reserves of 6.6 billion barrels and gas reserves of 42.2 trillion cu. ft. The company operates or markets products in more than 100 countries. Each day Exxon sells about 65 million gallons of fuel to more than eight million motorists. Exxon also produces and sells other petrochemicals, mines coal and other minerals, and owns 60% of a Hong Kong electric power generating station.

     EASTMAN KODAK CO. makes cameras, copiers, film, and projectors. The company is aggressively expanding and improving its digital imaging products and services for consumers and professionals in the US and its film products in the developing world, while continuing to defend its lucrative, market-leading, but mature US film business. Eastman Kodak is forming alliances with retailers to become their exclusive film brand.

     MINNESOTA MINING & MANUFACTURING CO. (3M) is a diversified manufacturer whose creations include masking tape, sandpaper, Scotch Magic Tape, Scotchgard Fabric Protector, and Post-it Notes. The company has spun off its data storage, billboard, and imaging businesses to focus on its Industrial and Consumer Sector (pressure-sensitive tapes, adhesives, abrasives, fluorochemicals, and nonwoven adhesives) and its Life Sciences Sector (medical/surgical supplies, drug delivery technologies, and dental products). Heavily committed to R&D, about 30% of the company's revenues are generated from products introduced within the past 4 years.

     E.I. DUPONT DE NEMOURS & CO. is the #1 chemical company in the world. It is organized into 6 business segments: Chemicals (refrigerants, pigments, and polymer intermediaries), Fibers (Lycra, Tyvek, textiles, nylons), Polymers (elastomers, nylon resins, film, finishes, packaging materials), Petroleum (Conoco), Life Sciences (agricultural products, biotechnology, and pharmaceuticals), and Diversified Businesses (films, photopolymer and electronics, printing and publishing, and coal). DuPont has operations in about 70 countries. Its largest subsidiary, Conoco, is the 7th largest US oil company.

     INTERNATIONAL PAPER COMPANY is the world's leading producer of forest products and a leading distributor of paper (printing and writing papers, paperboard, linerboard, and cartons) and office supplies. The company's nonpaper offerings include chemicals (Arizona Chemical), nonwoven fabrics (Veratec), oil and gas, and photographic films (Anitec, Horsell, Ilford). It has production facilities in 31 countries and sells its products in more than 130 countries, although the US market accounts for nearly 3/4 of the company's sales.

     AT&T CORP. is the US's #1 long-distance telephone carrier (ahead of MCI and Sprint). Facing increasing competition in a deregulated marketplace, the company has gone through a major restructuring, spinning off Lucent Technologies and NCR Corp., to focus on its communications services. Among those services are wireless phone service (including cellular, messaging, and air-to-ground services), Internet access (AT&T WorldNet), video entertainment (through an equity interest in DBS provider DIRECTV), and international telephone services. It also offers the AT&T Universal credit card.

ILLINOIS BIG TEN

     The Illinois Big Ten Trust consists of the following issues of Securities selected based upon those factors referred to under "Objectives and Securities Selection."

     PEOPLE'S ENERGY CORPORATION
     UNITRIN, INC.
     ARTHUR J. GALLAGHER & COMPANY
     AMOCO CORPORATION
     NICOR, INC.
     FEDERAL SIGNAL CORPORATION
     A.M. CASTLE & CO.
     WOODWARD GOVERNOR COMPANY
     WASTE MANAGEMENT INC.
     HOLLINGER INTERNATIONAL INC.

     PEOPLE'S ENERGY CORPORATION is a holding company for 2 public utilities and 4 unregulated energy firms that serve Chicago and 54 communities in northeastern Illinois. The 2 public utilities (Peoples Gas Light and Coke and North Shore
Gas) buy, store, distribute, and sell natural gas, and service more than 975,000 residential, commercial, and industrial accounts.

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     UNITRIN, INC. is an insurance holding company. Subsidiaries United
Insurance Company of America, Union National Life, and The Pyramid Life Insurance Co. sell traditional and group life insurance and individual health and Medicare supplement policies. Trinity Universal, Financial Indemnity, United Casualty Insurance Company of America, and Union National Fire Insurance offer automobile, homeowners, fire, commercial, and workers' compensation. Fireside Thrift finances used automobiles and makes personal loans. Unitrin also holds stakes in diversified manufacturer Curtiss-Wright, electronics maker Litton Industries, and oilfield services and industrial automation company Western Atlas.

     ARTHUR J. GALLAGHER & COMPANY provides insurance brokerage and risk management services from about 150 offices in the US and overseas. It primarily brokers insurance for corporations, governmental entities, and other institutions and individuals. Brokerage commissions from insurance companies generate more than 50% of the firm's revenue.

     AMOCO CORPORATION is the US's 5th largest oil company. It has 9,300 gasoline retail outlets, mainly in the midwestern, eastern, and southeastern US. The company is the largest producer of natural gas in North America, and it conducts exploration and production activities in 19 countries. Amoco is also the world leader in a number of chemical products, including purified terephthalic acid (used to make polyester fabric and plastic containers) and polybutene (used in cable insulation, fuel additives, and adhesives). It is a leading producer of polypropylene, which is used in synthetic fabrics and fibers, as well.

     NICOR, INC. is a holding company for businesses engaged in gas distribution and containerized shipping. Its Northern Illinois Gas, responsible for most of NICOR's sales, serves more than 1.8 million customers in a 17,000 sq. mi. territory covering nearly 550 communities in northern and western Illinois. The company's Tropical Shipping subsidiary transports freight with its fleet of 14 vessels between the Port of Palm Beach, Florida, and 22 ports in the Caribbean, Central America, and Mexico.

     FEDERAL SIGNAL CORPORATION. "Better safe than sorry" could easily be the motto of Federal Signal, maker of safety and rescue equipment. Its safety-products group serves government and industry with siren, horn, and bell warning signals, as well as weather and power-plant warning and evacuation systems. The sign group sells, leases, and repairs illuminated and non-illuminated signs for commercial and industrial customers. Federal Signal's tool group supports private industry with die components and precision tooling products, while its vehicle group makes street sweepers, waste-removal vehicles, and fire and rescue trucks.

     A.M. CASTLE & CO. distributes specialty metals in various forms (round, bars, sheets, and coils) to durable equipment manufacturers. Most of its sales are of carbon and stainless steel but the company also deals in alloys, aluminum, copper, brass and titanium. The company operates primarily in the Midwest and California, with about half of its sales concentrated in Chicago, Cleveland and Los Angeles. Castle operates under the Castle name in the UK and Canada through subsidiaries, and has a Mexican joint venture, Castle de Mexico. The company offers bar processing through its Hy-Alloy unit, and has entered the industrial plastics business through acquisitions.

     WOODWARD GOVERNOR COMPANY designs and manufactures engine fuel delivery and engine control systems, subsystems, and components. The company's products include devices used on diesel engines, steam turbines, industrial and aircraft gas turbines, and hydraulic turbines. Most of Woodward's products are made from cast iron, cast aluminum, and bar steel, and many are produced by contractors. Woodward has 5 plants in the US in Colorado, Illinois, and New York, and 10 facilities overseas in Australia, Brazil, Germany, India, Japan, the Netherlands, and the UK.

     WASTE MANAGEMENT INC. Waste Management (formerly WMX Technologies) provides waste management and recycling services. It is one of the world's largest waste collection and disposal

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companies, serving about 13 million residential, commercial, and industrial customers in North America. The company also provides international waste management services (particularly in Europe), treats and manages chemical and low-level radioactive wastes, provides recycling services, and operates trash to energy facilities.

     HOLLINGER INTERNATIONAL INC. Hollinger International publishes about 500 newspapers and other publications in the US, UK, Canada, and Israel, including 137 dailies with a combined circulation of 4 million. Its US operations, led by the CHICAGO SUN-TIMES (8th largest US Daily), comprise 400 daily, non daily, and free-circulation newspapers. A subsidiary of Canrad Black's Hollinger Inc., the company controls Southam Inc., Canada's largest publisher of daily newspapers with 32 dailies and 58 non dailies. The company also publishes the DAILY TELEGRAGH, the leading broadsheet in the UK, and the JERUSALEM POST, Israel's only English-language daily.

MINNESOTA BIG TEN

     The Minnesota Big Ten Trust consists of the following issues of Securities selected based upon those factors referred to under "Objectives and Securities Selection."

     DELUXE CORPORATION
     JOSTENS, INC.
     INTERNATIONAL MULTIFOODS CORPORATION
     GENERAL MILLS, INC.
     MINNESOTA MINING & MANUFACTURING CO.
     ARCTIC CAT, INC.
     POLARIS INDUSTRIES, INC.
     SUPERVALU, INC.
     ST. PAUL COMPANIES, INC.
     TENNANT CO.

     DELUXE CORPORATION is a leading US supplier of checks and electronic payment services to the financial and retail industries. The company has expanded through 25 subsidiaries into fraud avoidance, form printing, and other businesses, such as mail-order greeting cards. Its Deluxe Financial Services unit produces the largest share of its income (nearly 3/4) and includes ATM cards, charge cards, and various collection services, in addition to the printing of checks and related documents for financial institutions. The Deluxe Electronic Payment Systems unit provides electronic funds transfer processing and software.

     JOSTENS, INC. Best known for its class rings and yearbooks, Jostens sells a wide range of products and services for the memento and recognition market. Its School Products Segment sells yearbooks and memory books, provides commercial printing services to elementary through college students, and takes class and individual school pictures. The company sells class and athletic rings and provides graduation announcements, caps, gowns, and diplomas to students in junior high, high school, and college. Jostens sells its products through 1,000 independent representatives.

     INTERNATIONAL MULTIFOODS CORPORATION is the US's #1 distributor to the vending industry. A diversified food processor, it distributes more than 8,000 food products (candy, snacks, juices, and coffee) to vending machine operators, coffee service operators, and other concessionaires, as well as cheese and other items to independent pizza restaurants. In addition, the company produces more than 3,000 products, such as baking mixes for grocery stores and the food-service industry in the US and Canada. Multifoods also has operations in Venezuela and exports to Asia, the Caribbean, and Russia.

     GENERAL MILLS, INC., one of the top US makers of consumer foods, makes the US's most popular cereal brand (Cheerios). It is the leading maker of flour (Gold Medal), dessert and baking mixes (Betty Crocker, Bisquick), dinner mixes (Hamburger Helper), and fruit snacks (Fruit Roll-Ups). The company

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is #2 for refrigerated yogurt (Yoplait), and popular snacks include Bugles and
Pop Secret microwave popcorn. It also sells Betty Crocker cookbooks, licenses Betty Crocker housewares, and runs a food service division.

     MINNESOTA MINING & MANUFACTURING CO. (3M) is a diversified manufacturer whose creations include masking tape, sandpaper, Scotch Magic Tape, Scotchgard Fabric Protector, and Post-it Notes. The company has spun off its data storage, billboard, and imaging businesses to focus on its Industrial and Consumer Sector (pressure-sensitive tapes, adhesives, abrasives, fluorochemicals, and nonwoven adhesives) and its Life Sciences Sector (medical/surgical supplies, drug delivery technologies, and dental products). Many of the company's 50,000 products dominate their respective markets. Heavily committed to R&D, about 30% of the company's revenues are generated from products introduced within the past 4 years.

     ARCTIC CAT (formerly Arctco) makes Arctic Cat snowmobiles (Arctic Cat performance, Bearcat utility, Cougar touring, Kitty Cat children, and Puma economy models), Tigershark personal watercraft, and a line of all-terrain vehicles (ATVs). The company also markets related parts, garments (wet suits, jackets), and accessories (gloves, helmets). Arctic Cat sells through a network of independent dealers throughout the US, Canada, Scandinavia, and other international markets.

     POLARIS INDUSTRIES, INC. is the world's #1 maker of snowmobiles, with 38% of the market. It's also a leading maker of personal watercraft and 4- and 6-wheel all-terrain recreational and utility vehicles, and the company plans to make cruiser-style motorcycles. Polaris also makes replacement parts, accessories and recreational clothing and gear. It sells through 2,000 dealers in North America and 60 distributors in 118 countries.

     SUPERVALU, INC. is among the US's top food distributors, supplying its 4,900 (primarily independent) supermarkets in 48 states with thousands of grocery and nongrocery items, including produce, meat, dairy products, paper goods, and clothes. SUPERVALU has realigned its operations into 4 logistical and 6 marketing regions and opened new distribution centers to increase operating efficiency and profitability. The company also operates more than 320 of its own supermarkets under the Cub Foods, Shop-N-Save, and other names.

     ST. PAUL COMPANIES, INC. is Minnesota's largest insurer. Through its subsidiaries, the company offers property/casualty insurance, reinsurance, and investment services. St. Paul Fire and Marine sells commercial insurance (including general liability, customized coverage, and workers' compensation) and personal lines (including home and auto coverage).

     TENNANT CO. produces products and equipment used in nonresidential floor maintenance. The company's industrial floor maintenance division makes walk-behind, indoor riding, and outdoor sweepers and scrubbers used to clean surfaces of factories, warehouses, stadiums, parking garages, and other high-traffic areas. It sells to industrial users around the world. Tennant's commercial floor maintenance division produces small and medium scrubbers and sweepers, carpet extractors, burnishers, buffers, and polishers used to clean surfaces of office buildings, supermarkets, retail stores, airport terminals, and hospitals. The company also makes chemical sealers, resurfacers, and coatings for floor maintenance applications.

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MISSOURI BIG TEN

     The Missouri Big Ten Trust consists of the following issues of Securities selected based upon those factors referred to under "Objectives and Securities Selection."

     LACLEDE GAS COMPANY
     BROWN GROUP INCORPORATED
     MAGNA GROUP, INC.
     CPI CORPORATION
     ANHEUSER-BUSCH COMPANIES, INC.
     MAY DEPARTMENT STORES COMPANY
     MERCANTILE BANCORPORATION
     KELLWOOD COMPANY
     KANSAS CITY LIFE INSURANCE COMPANY
     EMERSON ELECTRIC COMPANY

     LACLEDE GAS COMPANY is a public utility that transports and sells natural gas to residential, commercial, and industrial utility customers in eastern Missouri. It purchases natural gas from about 45 suppliers and transports it through the pipeline systems of the Mississippi River Transmission Corp. and Missouri Pipeline Co. Subsidiary Laclede Pipeline Co. owns and operates a propane pipeline that connects the parent company's propane storage facilities in Missouri to propane supply terminals in Illinois.

     BROWN GROUP INCORPORATED is a leading footwear retailer. The company owns and operates about 800 Famous Footwear stores, the largest chain of branded family shoes in the US; almost 450 Naturalizer stores; and 16 F.X. LaSalle stores (in Canada). Besides its venerable Buster Brown line, shoe brands include Regal (men's), Wildcats (kid's), and Naturalizer, one of the best-known women's shoe brands in the US. The company sells shoes wholesale through its Brown Shoe Company and Pagoda subsidiaries, and Pagoda Trading does its sourcing. Brown distributes its footwear internationally through about 10,000 retailers, including independent, chain, and department stores.

     MAGNA GROUP, INC. is a multibank holding company for Magna Bank of Illinois, Magna Bank of Iowa, and Magna Bank of Missouri. The banks provide business, retail, trust, asset management, correspondent, leasing, insurance, mortgage banking, real estate, and investment services to individual and commercial customers. Magna Group operates a network of 103 banking centers in 64 communities and via 90 Magna Carta automated teller machines.

     CPI CORP. is a market leader in preschool portrait photography and wall decor retailing. The company licenses over 1,000 Sears Portrait Studios in the US, Canada, and Puerto Rico. Sears studios account for over 60% of CPI's sales. Subsidiary Prints Plus is a leading retailer of posters, prints, and custom framing services with 156 mall stores across the US. CPI has entered into a joint venture with Eastman Kodak Company to remake CPI's Fox Photo into a specialized imaging service using digital-imaging technology. The company operates 484 photofinishing locations under the names Fox Photo, Proex, and CPI Photo Finish.

     ANHEUSER-BUSCH COMPANIES, INC., the largest beer maker in the US with 45% of the market, is also the world's largest brewer. The company makes leading brands Budweiser, Bud Light, Michelob, and Busch, as well as specialty beers including ZiegenBock Amber, Red Wolf Lager, and O'Doul's (nonalcoholic). The company has joint ventures in Japan, Mexico, China, several South American countries, and throughout Europe. It also operates theme parks (Busch Gardens, Sea World) and water parks (Water Country, U.S.A., Adventure Island).

     MAY DEPARTMENT STORES COMPANY is the US's #3 upmarket department store operator (after Dayton Hudson and Federated), with about 365 stores. The St. Louis-based company operates units in

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about 30 states under such well-known names as Lord & Taylor (New York), Foley's
(Houston), Filene's (Boston), Hecht's (Washington, DC), Robinsons-May (Los Angeles), Famous-Barr (St. Louis), Meier & Frank (Portland, Oregon), Kaufmann's (Pittsburgh), and Strawbridge's (Philadelphia).

     MERCANTILE BANCORPORATION is a commercial banking institution with more than 70 banks operating from more than 500 locations in Missouri, Illinois, eastern Kansas, northern Iowa, and Arkansas, a federal savings bank in Davenport, Iowa, and several nonbanking subsidiaries. The company offers a full range of banking services, including savings and demand deposits; commercial, consumer, and real estate financing; bank credit cards; safe deposit services; brokerage and investment management; credit life insurance; asset-based lending; and trust services.

     KELLWOOD COMPANY is an international manufacturer of apparel and recreational camping merchandise. The company sells dresses, skirts, blazers, shirts, sweaters, robes, career wool and linen, loungewear, beachwear, and lingerie through subsidiaries Cape Cod-Cricket Lane, Parsons Place, E Z Sportswear, Crowntuft Manufacturing, and Goodman Knitting. Another subsidiary, American Recreation Products, makes sleeping bags, tents, backpacks, and outdoor clothing. Kellwood's products are sold in more than 25,000 stores in Canada, China, Europe, Japan, Mexico, and the US.

     KANSAS CITY LIFE INSURANCE COMPANY sells individual life and annuity products through general agents in nearly every state in the US. It also offers variable annuity and universal life insurance. It has 2 life insurance subsidiaries. Sunset Life, based in Olympia, Washington, offers the same types of policies as Kansas City Life, primarily west of the Mississippi. The other, Old American Insurance (OAIC), shares offices with its parent company in Kansas City, Missouri, and focuses mainly on burial and other final needs insurance.

     EMERSON ELECTRIC COMPANY makes electronic components and electric motors. It also makes a wide variety of other equipment ranging from compressors and diesel generators to hand tools and welding equipment. Emerson's commercial and industrial segment makes process control systems, industrial motors and machinery, and other electronic products. The company's brand names include Fisher Controls, Rosemount, and Western Forge.

MASSACHUSETTS HUB TEN

     The Massachusetts Hub Ten Trust consists of the following issues of Securities selected based upon those factors referred to under "Objectives and Securities Selection."

     GILLETTE CO.
     FLEET FINANCIAL GROUP INC.
     EMC CORP.
     BANKBOSTON CORP.
     RAYTHEON CO.
     BOSTON SCIENTIFIC CORP.
     STATE STREET CORP.
     PARAMETRIC TECHNOLOGY CORP.
     THERMO ELECTRON CORP.
     TJX COMPANIES, INC.

     GILLETTE CO. Although best known for its razors and blades (Sensor, Trac
II), consumer products manufacturer Gillette is also a leader in batteries (Duracell), dental care (Oral-B), toiletries (Right Guard, White Rain), writing products (Parker Pen, Liquid Paper), and small appliances (Braun). A global power, Gillette derives more than 60% of its revenues from outside the US and manufactures its products in nearly 30 countries.

     FLEET FINANCIAL GROUP, INC. Fleet provides business, retail, trust/asset management, leasing, insurance, mortgage banking, real estate, and investment services to individual and commercial customers through over 1,200 branches. The #1 bank in New England, it also offers checking, savings, loans (business, personal, educational, residential, and commercial), MasterCard, Visa, and money market deposit accounts. Fleet has significant consumer, student, and mortgage loan operations as well as strong consumer and small- and middle-market business banking operations.

     EMC CORP. EMC is the #1 maker (ahead of IBM) of mainframe computer disk memory hardware and software. It makes RAID (Redundant Array of Independent
Disk) memory storage and retrieval systems for the IBM-compatible mainframe storage market, and the company is a leading independent supplier in both UNIX and IBM AS/400 storage markets. EMC markets its memory products, which provide up to 3 terabytes (3,000 gigabytes) of storage, under the name Symmetrix. Other products let users manage remote data and share information across networks of different computers.

     BANKBOSTON CORP. BankBoston, the #1 bank in the Boston market, was created through the 1996 merger of Bank of Boston Corporation and BayBanks Inc. The firm provides business, retail, trust/asset management, correspondent, leasing, insurance, mortgage banking, real estate, and international investment banking for individual and commercial customers. BankBoston is the only New England bank that has a significant foreign presence.

     RAYTHEON CO. Raytheon is the #3 aerospace and defense company, following Boeing and Lockheed Martin. It has four segments: electronics, aircraft, engineering and construction (focusing on industrial projects), and appliances (which now consists of commercial laundry and electronic controls products). The largest segment is electronics: products include environmental monitoring systems, air traffic control systems, Patriot missile and other defense systems, global broadcast systems, and marine electronics. The company is a top US manufacturer of small passenger aircraft (Hawker, Beech, and King Air). Raytheon has bought the defense businesses of Texas Instruments and GM's Hughes Electronics.

     BOSTON SCIENTIFIC CORP. Boston Scientific makes medical supplies used in surgical procedures. Its products are minimally invasive (inserted into the human body through natural openings or small incisions) and used to diagnose and treat conditions in a wide variety of medical fields, including cardiology, gastroenterology, pulmonary medicine, radiology, urology, and vascular surgery. The company, which has grown through acquisitions, markets its products through 6 units: SCIMED (cardiology), Medi-Tech (radiology), Microvasive Endoscopy, Microvasive Urology, EPT (electrophysiology), and Meadox (vascular and endovascular surgery).

     STATE STREET CORP. State Street, formerly State Street Boston Corporation, services and manages financial assets. The bank caters to institutional investors with significant worldwide assets such as mutual funds and pension plans. Its customers include investment companies, large corporations, medium and small companies, government organizations, insurance companies, unions, not-for-profits, and individuals.

     PARAMETRIC TECHNOLOGY CORP. Parametric Technology is the world leader in mechanical CAD/CAM/CAE (computer-aided design, manufacturing, and engineering) software. Its flagship product, Pro/ENGINEER, works on UNIX and high-end Windows NT computers and has 70 add-on modules that let users do simulation, design, and data management, among other functions. The company's products are used in the electronics, aerospace, automotive, consumer products, telecommunications, and other industries. More than half of Parametric Technology's sales are outside the US.

     THERMO ELECTRON CORP. Thermo Electron (through its subsidiaries) manufactures environmental, medical, and industrial products. Subsidiary Thermo Instrument Systems develops analytical instruments used to measure air pollution, radioactivity, and chemical compounds. Subsidiary Thermo Fibertek makes machinery for the paper-recycling and papermaking industries, including systems for converting wastepaper into recycled paper and water-management systems. Subsidiaries Thermo Cardiosystems, Thermedics, Nicolet Biomedical, and the Lorad division of Trex Medical make heart-assist implants, monitoring systems for muscle, nerve, sleep, and brain blood-flow disorders, and mammography equipment.

     TJX COMPANIES, INC. TJX owns the 2 top off-price specialty apparel chains in the US. The company's largest chain is T.J. Maxx, which sells family apparel, accessories, women's shoes, domestics, giftware, and jewelry at 20-60% off full price at nearly 600 stores. Though similar in format to T.J. Maxx, the company's Marshalls stores (more than 450 stores) offer shoes and a broader selection of menswear.

PACIFIC TEN

     The Pacific Ten Trust consists of the following issues of Securities selected based upon those factors referred to under "Objectives and Securities Selection."

     MICROSOFT CORPORATION
     INTEL CORPORATION
     DISNEY (WALT) COMPANY
     CISCO SYSTEMS, INC.
     HEWLETT-PACKARD COMPANY
     CHEVRON CORPORATION
     BANKAMERICA CORPORATION
     BOEING COMPANY
     WELLS FARGO & COMPANY
     ATLANTIC RICHFIELD COMPANY

     MICROSOFT CORPORATION is the world's #1 independent software company. Its software products include operating systems (Windows and its myriad versions), spreadsheets (Excel), word processing (Word), games, and reference products. Its Microsoft Network (MSN) offers proprietary online content, with NBC, the company operates cable news channel MSNBC. Intel Corporation is the world's #1 maker of microprocessors, with 90% of the market. Its microprocessors -including the Pentium -- have been providing the brains for IBM-compatible PCs since 1981. The company has plants in Ireland, Israel, Malaysia, the Philippines, and the US. Nearly 60% of its sales are outside the US.

     INTEL CORPORATION Intel is the world's #1 maker of microprocessors, with 90% of the market. Its microprocessors - including the Pentium - have been providing the brains for IBM-compatible PC's since 1981. The company has plants in Ireland, Israel, Malaysia, the Philippines, and the US. Nearly 60% of its sales are outside the US.

     DISNEY (WALT) COMPANY, the world's 2nd largest media conglomerate, has interests in movie production (including Buena Vista Television, The Disney Channel, Miramax Film Corp., and Touchstone Pictures), theme parks (including Disneyland, Disneyland Paris, and Epcot), publication companies (Disney Hachette Presse, Disney Press, Hyperion Press, and Mouse Works), and professional sports franchises (the Mighty Ducks of Anaheim hockey team). Disney's ABC, Inc., division includes the ABC TV network, several TV stations, and shares in 3 cable channels, including ESPN.

     CISCO SYSTEMS, INC., is considered the premier supplier of products that link LANs and WANs. It has 70% of the market for routers (which tell messages where to go) but ranks #2 in overall networking equipment sales, after 3Com. Cisco also makes switches, dial-up access servers, and network management software. Strategic relationships with the industry's biggest players, including Microsoft and Intel, and telecoms such as MCI are boosting Cisco's influence on the networking industry.

     HEWLETT-PACKARD COMPANY (HP) ranks among the top 10 providers of desktop computers (#6), servers (#2), peripherals (#2), and services such as systems integration (#4). Computers, peripherals, and

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computer-related services account for more than 80% of sales. The company also makes chemical analysis and electronic testing equipment and medical electronics. HP is developing cable TV products with Comcast, the US's #3 cable operator, and handheld devices for voice, fax, and data communications with Finland's Nokia, the #2 maker of portable phones.

     CHEVRON CORPORATION, an international oil company, has net reserves of more than 4 billion barrels of oil. The integrated oil giant has operations that run the gamut from the wellhead to the self-service pump. Chevron holds about a 1/4 interest in NGC Corp., the largest natural gas and natural gas liquids wholesaler in North America, and a 50% stake in Caltex, a global refiner and marketer.

     BANKAMERICA CORPORATION (BAC) is the US's 3rd largest banking company behind Chase Manhattan and Citicorp. It offers financial services throughout the US and 37 other countries. Basic consumer banking services are a major segment of BAC's business. Other sectors include US corporate and international banking, commercial real estate, middle-market banking to medium-size businesses, and "wealth management" for individuals and institutions. Customers can bank at supermarkets, by phone, via the Internet, or at almost 2,000 branches in 11 states.

     BOEING COMPANY, the world's leading maker of commercial jet aircraft, became the #1 aerospace company in the world following its 1997 merger with McDonnell Douglas, the world's #1 military aircraft maker. The company's Boeing 737, the best-selling jetliner in aviation history, is still its top seller. Boeing's Defense & Space Group is developing the F-22 fighter (with Lockheed Martin), the V-22 Osprey tiltrotor aircraft (with Bell Helicopter Textron), and the RAH-66 Comanche helicopter (with Sikorsky). The McDonnell purchase adds the F/A-18 Hornet and F-15 Eagle warplanes to the stable.

     WELLS FARGO & COMPANY WELLS FARGO is the #2 bank in California (after BankAmerica), with combined assets of over $100 billion. The company's core business is consumer retail banking, including checking and savings accounts and consumer loans. It also offers retail and business banking, investment services, real estate lending, international banking, and mortgage banking. The company acquired Los Angeles-based First Interstate in 1996, extending its presence into 10 Western states.

     ATLANTIC RICHFIELD COMPANY is an integrated oil company engaged in the exploration, production and marketing of crude oil, natural gas and natural gas liquids, as well as the refining, marketing and transportation of petroleum products.

     GENERAL. Investors should note that the previous criteria were applied to the Securities selected for inclusion in each Trust portfolio as of the Stock Selection Date. Since the Sponsor may deposit additional Securities which were originally selected through this process, the Sponsor may continue to sell Units of the Trusts even though the Securities would no longer be chosen for deposit into a Trust if the selection process were to be made again at a later time.

     Each Trust consists of those Securities listed under "Schedule of Investments" as may continue to be held from time to time in that Trust and any additional Securities acquired and held by that Trust pursuant to the provisions of the Trust Agreement together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in that Trust to cover such purchase are reinvested in substitute Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on the next distribution date.

     Because certain of the Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Although the portfolios are not managed, the Sponsor may instruct the Trustee to sell

Securities from a Trust under certain limited circumstances. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in that Trust and either sold by the Trustee or held in that Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Supervisor). See "Trust Administration -- Portfolio Administration."

     Unitholders will be unable to dispose of any of the Securities as such and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

RISK FACTORS

     GENERAL. With the exception of the Massachusetts Hub Ten Trust and the Pacific Ten Trust, the Securities selected for the Trusts generally share attributes that have caused them to have lower prices or higher yields relative to other stocks in their respective index. The Securities may, for example, be experiencing financial difficulty, or be out of favor in the market because of weak performance, poor earnings forecasts or negative publicity; or they may be reacting to general market cycles. There can be no assurance that the market factors that caused the relatively low prices and high dividend yields of the Securities will change, that any negative conditions adversely affecting the stock prices will not deteriorate, that the dividend rates on the Securities will be maintained or that share prices will not decline further during the life of the Trusts, or, in the case of the Power Five Trust or the Power Ten Trust, that the Securities will continue to be included in the DJIA.

     An investment in Units of the Trusts should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The Sponsor cannot predict the direction or scope of any of these factors. Common stocks have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital provided by debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends, which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Securities in a portfolio may be expected to fluctuate over the life of the Trusts to values higher or lower than those prevailing on the Initial Date of Deposit.

     Certain of the Trusts may be concentrated in common stocks of banks, thrifts or their holding companies. An investment in such a Trust should be made with an understanding of the risks inherent in the financial institutions industry in general. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, competition from new entrants in their fields of business and state and federal regulations. Banks and thrifts are highly dependent on net interest income. Recent profits have benefited from the relatively high yield on earning assets and relatively low cost of funds. There is no certainty that such conditions will continue, especially in a rising interest rate environment. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks, thrifts or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

     Certain of the Trusts may be concentrated in common stocks of technology companies. Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer-related equipment, computer networks, communications systems, telecommunications products, electronic products and other related products, systems and services. The market for these products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of such companies depends in substantial part on the timely and successful introduction of new products or services. An unexpected change in one or more of the technologies affecting an issuer's products or services or in the market for products or services based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that such issuers will be able to respond timely to compete in the rapidly developing marketplace.

     Based on the trading history of technology companies' common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. In addition, many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of such securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuer's technology.

     Whether or not the Securities are listed on a national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trusts may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemption, and the value of a Trust, will be adversely affected if trading markets for the Securities are limited or absent.

     The Power Five Trust may be subject to additional risks due to the relative lack of diversification of its portfolio, which only contains securities of five issuers. A non-diversified portfolio is believed to be subject to greater risks because adverse effects on the Trust's security holdings may affect a larger portion of its overall assets.

TAXATION

     GENERAL. The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinion, it is assumed that each Security is equity for federal income tax purposes.

     In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

     1. Each Trust is not an association taxable as a corporation for Federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of a Trust under the Code; and the income of such Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from the Trust assets when such income is considered to be received by a Trust.

     2. Each Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are considered to be received by a Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from a Trust are actually received by the Unitholder or are reinvested.

     3. Each Unitholder will have a taxable event when their respective Trust disposes of a Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an In-Kind Distribution of stocks is received by such Unitholder as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by a Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his Units) in order to determine his tax basis for his pro rata portion of each Security held by a Trust. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Unitholders holding securities that are substantially identical to the Securities. Unitholders should consult their own tax advisers with regard to calculation of basis. For Federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid by a corporation with respect to a Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends paid on such Security which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.

     4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes. In particular, a Rollover Unitholder should be aware that a Rollover Unitholder's loss, if any, incurred in connection with the exchange of Units for units in the New Trusts will generally be disallowed with respect to the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such

Unitholder's deemed ownership of the securities underlying the Units in the New Trusts in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unitholder would be recognized. Unitholders should consult their tax advisers regarding the recognition of gains and losses for Federal income tax purposes.

     5. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for a Trust is deferred. It is possible that for Federal income tax purposes, a portion of the deferred sales charge may be treated as interest which would be deductible by a Unitholder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the deferred sales charge should be added to the Unitholder's tax basis in his or her Units. The deferred sales charge could cause the Unitholder's Units to be considered to be debt-financed under
Section 264A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unitholder must take into account for Federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

     DIVIDENDS RECEIVED DEDUCTION. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate shareholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under, and during the period specified in, Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

     LIMITATIONS ON DEDUCTIBILITY OF TRUST EXPENSES BY UNITHOLDERS. Each Unitholder's pro rata share of each expense paid by a Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation.

     RECOGNITION OF TAXABLE GAIN OR LOSS UPON DISPOSITION OF SECURITIES BY A TRUST OR DISPOSITION OF UNITS. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by a Trust or if the Unitholder disposes of a Unit (although losses incurred by Rollover Unitholders may be subject to disallowance, as discussed above). For taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. The Internal Revenue Service has released preliminary guidance which provides that, in general, pass-through entities may designate their capital gain dividends as either a 20% rate gain distribution or a 28% rate gain distribution, depending on the nature of the gain received by the pass-through entity. Unit holders should consult their own tax advisers as to the tax rate applicable to capital gain dividends. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Generally, capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. Net short-term capital gain is taxed at the same rate as ordinary income. It should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

     In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

     If a Unitholder disposes of a Unit, he or she is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust involved including his or her pro rata portion of all the Securities represented by the Unit. The 1997 Tax Act includes provisions that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.

     SPECIAL TAX CONSEQUENCES OF IN-KIND DISTRIBUTIONS UPON REDEMPTION OF UNITS, TERMINATION OF A TRUST AND INVESTMENT IN A NEW TRUST. As discussed in "Rights of Unitholders -- Redemption of Units" and "Trust Administration -- Amendment or Termination," under certain circumstances a Unitholder who owns Units worth at least $100,000 of a Trust may request an In-Kind Distribution upon the redemption of Units or the termination of such Trust. The Unitholder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unitholders -- Distributions of Income and Capital." As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution upon the redemption of Units or the termination of a Trust will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.

     The potential tax consequences that may occur under an In-Kind Distribution with respect to each Security owned by a Trust will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by a Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security held by a Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his or her tax basis in such fractional share of a Security held by such Trust.

     Because the Trusts will own many Securities, a Unitholder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Security owned by a Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by a Trust. Unitholders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

     As discussed in "Special Redemption and Rollover in a New Fund," a Unitholder may elect to become a Rollover Unitholder. To the extent a Rollover Unitholder exchanges his or her Units for Units of a New Trust in a taxable transaction, such Unitholder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in a New Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unitholder's tax basis in the securities acquired. Rollover Unitholders are advised to consult their tax advisers.

     COMPUTATION OF UNITHOLDER'S TAX BASIS. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder for his Units. The cost of the Units is allocated among the Securities held in a Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.

     A Unitholder's tax basis in his Units and his pro rata portion of a Security held by a Trust will be reduced to the extent dividends paid with respect to such Security are received by such Trust which are not taxable as ordinary income as described above.

     OTHER MATTERS. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trusts (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

     Unitholders will be notified annually of the amount of dividends includible in the Unitholder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.

     Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

     In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders thereof.

     The foregoing discussion relates only to United States Unitholders with regard to United States Federal income taxes; Unitholders may be subject to foreign, state or local taxation in other jurisdictions. The term U.S. Unitholder means an owner of a Unit of the Trust that (a) is (i) for United States Federal income tax purposes a citizen or resident of the United States,
(ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units.

TRUST OPERATING EXPENSES

     COMPENSATION OF SPONSOR. With the exception of brokerage fees discussed under "The Trust," bookkeeping and other administrative services provided to the Trusts, for which the Sponsor will be reimbursed in amounts as set forth under "Summary of Essential Information" and supervisory fees as described below, the Sponsor will not receive any fees in connection with its activities relating to the Trusts. The Distributor, an affiliate of the Sponsor, will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "Public Offering -- Sponsor, Distributor and Dealer Compensation."

     The Sponsor will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information" for providing portfolio supervisory services for the Trusts. Such fee is based on the Number of Units outstanding in a Trust on January 1 of each year, except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the number of Units outstanding at the end of such month. With respect to the fees payable to the Sponsor for providing bookkeeping and other administrative services and supervisory services, such individual fees may exceed the actual costs of providing such services for a Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Delaware Management Company, Inc. is the Sponsor in any calendar year exceed the actual cost to the Sponsor of supplying such services in such year.

     TRUSTEE'S FEE. For its services the Trustee will receive the annual fee set forth under "Summary of Essential Financial Information." The Trustee's fees are payable in monthly installments on or before the fifteenth day of each month from the Income Account to the extent funds are available and then from the Capital Account. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trusts is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders -- Reports Provided" and "Trust Administration."

     MISCELLANEOUS EXPENSES. Expenses incurred in establishing the Trusts, including the cost of the initial preparation of documents relating to each Trust (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by the Trusts and charged off at the end of the initial offering period which is currently expected to be approximately two months from the Initial Date of Deposit. The following additional charges are or may be incurred by a Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of such Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect that Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without gross negligence, bad faith, reckless disregard of its duty or willful misconduct on its part and (g) expenditures incurred in contacting Unitholders upon termination of the Trust. The fees and expenses set forth herein are payable out of that Trust. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on that Trust's portfolio. Since the Securities are all common stocks, and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell Securities to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Taxation."

PUBLIC OFFERING

     GENERAL. Units are offered at the Public Offering Price which is based on the aggregate underlying value of the Securities in a Trust plus or minus cash, if any, in the Capital and Income Accounts of such Trust, and includes an initial sales charge equal to the difference between the maximum total sales charge for a Trust (4.50% of the Public Offering Price) and the maximum deferred sales charge for each Trust ($0.350 per Unit). Unitholders will also be assessed a deferred sales charge of $0.0175 per Unit, payable on the first day of each month, over the period commencing April, 1998 through February, 1999 (the "First Year Deferred Period") and again over the period commencing April, 1999 through February, 2000 (the "Second Year Deferred Period"). Unitholders who elect to roll their Units into a new Series of the Trusts during the Interim Special Redemption Period (as described under "Special Redemption and Rollover in a New Fund") or Unitholders who sell or redeem their Units at or before the end of the Interim Special Redemption Period will not be assessed a deferred sales charge for the Second Year Deferred Period. The monthly amount of the deferred sales charge will accrue on a daily basis from the 1st day of the month preceding a deferred sales charge payment date. For example, Unitholders of record on the Initial Date of Deposit will pay an initial sales charge of 1.0% of the Public Offering Price and will be subject to a deferred sales charge of 3.50% of the Public Offering Price (payable in monthly installments of $0.0175 per Unit on the dates set forth above). The deferred sales charge as a percentage of the Public Offering Price of the Units will fluctuate with changes in the Public Offering Price per Unit. Unitholders will be assessed that portion of the deferred sales charge accrued from the time they became Unitholders of record. Units purchased subsequent to the initial deferred sales charge accrual will be subject to the initial sales charge and that portion of the deferred sales charge payments not yet collected or accrued. This deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge for each Trust assessed to Unitholders on a per Unit basis will be 4.5% of the Public Offering Price (4.545% of the aggregate value of the Securities). Such underlying value shall include the proportionate share of any undistributed cash held in the Capital and Income Accounts of each Trust. The initial sales charge for each Trust applicable to quantity purchases is reduced on a graduated basis to any person acquiring $100,000 worth of Units as follows (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

     AGGREGATE DOLLAR VALUE                DOLLAR AMOUNT OF SALES CHARGE
     OF UNITS PURCHASED                   REDUCTION PER DOLLAR INVESTED(*)
     ----------------------               --------------------------------
     $100,000 -- $249,999 ..............              $ .0050
     $250,000 or More ..................              $ .0100

     * The reduction will be the lesser of the amount shown or the initial sales charge.

     The sales charge reduction will primarily be the responsibility of the selling broker, dealer or agent. Registered representatives of selling brokers, dealers, or agents may purchase Units of a Trust without an initial sales charge in the initial offering period. Unitholders of prior series of the Trusts may invest proceeds they received from income or capital distributions into Units of the Trusts subject only to the maximum deferred sales charge, deferred as set forth above. In addition, Rollover Unitholders of prior series of the Trusts, or investors who desire to invest termination proceeds of unit investment trusts with similar strategies into the Trusts, may purchase Units of the Trusts subject to the maximum deferred sales charge on such Units, deferred as set forth above. Employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and its subsidiaries, related companies to the Sponsor, and a registered representative purchasing for such representative's personal account may purchase Units of the Trusts without an initial sales charge in the initial offering period.

     Investors who purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed may purchase Units in the initial offering period at the Public Offering Price less the concession the Sponsor typically would allow such broker/dealer. See "Public Offering -- Unit Distribution."

     OFFERING PRICE. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in each Trust.

     As indicated above, the price of the Units was established by adding to the determination of the aggregate underlying value of the Securities an amount equal to the difference between the maximum total sales charge for each Trust (4.50% of the Public Offering Price) and the maximum deferred sales charge for each Trust ($0.350 per Unit) and dividing the sum so obtained by the number of Units outstanding. Such underlying value shall include the proportionate share of any cash held in the Income and Capital Accounts. Such price determination as of the close of business on the day before the Initial Date of Deposit was made on the basis of an evaluation of the Securities prepared by the Evaluator. Thereafter, the Evaluator on each business day will appraise or cause to be appraised the value of the underlying Securities as of the Evaluation Time on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day for the Trusts, will be held until the next determination of price. Unitholders will also be assessed a deferred sales charge of $0.0175 per Unit on each of the remaining deferred sales charge payment dates as set forth in "Public Offering -- General."

     The value of the Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: if the Securities are listed on a national securities exchange or The Nasdaq Stock Market, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing ask prices. If the Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market or (c) by any combination of the above.

     In offering the Units to the public, neither the Sponsor, nor any broker-dealers are recommending any of the individual Securities in the Trusts but rather the entire pool of Securities, taken as a whole, which are represented by the Units.

     UNIT DISTRIBUTION. During the initial offering period, Units will be distributed to the public by an affiliate of the Sponsor, Delaware Distributors, L.P. (the "Distributor"), broker-dealers and others at the Public Offering Price. Upon the completion of the initial offering period (which is expected to be approximately 2 months from the Initial Date of Deposit), Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.

     The Sponsor intends to qualify the Units of the Trusts for sale in a number of states. Certain commercial banks are making Units of each Trust available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.

     SPONSOR, DISTRIBUTOR AND DEALER COMPENSATION. The Distributor will receive the gross sales commission equal to 4.50% of the Public Offering Price of the Units, less any reduced sales charge for quantity purchases as described under "General" above. Any such quantity discount provided to investors will be borne, in part, by the selling dealer or agent. Sales will be made to brokers, dealers and agents which represent a concession or agency commission of $.21 per Unit for primary sales. Brokers, dealers and agents will receive a concession or agency commission of $.11 per Unit on purchases by Rollover Unitholders or when Units remain in the Trust subsequent to the Interim Special Redemption Period. However, resales of Units by such broker-dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Distributor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession or agency commission from time to time.

     At various times the Distributor may implement programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win nominal awards for certain sales efforts, or under which the Distributor will re-allow to any such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Distributor, or participate in sales programs sponsored by the Distributor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Distributor in its discretion may from time to time pursuant to objective criteria established by the Distributor pay fees to qualifying brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Distributor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold.

     In addition, the Sponsor will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to each Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Schedule of Investments." The Sponsor and the Distributor have not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities in the Trusts. The Distributor may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in each Trust after a date of deposit, since all proceeds received from purchasers of Units (excluding dealer concessions and agency commissions allowed, if any) will be retained by the Distributor. Certain broker-dealers acquired or will acquire the securities for the Sponsor and thereby benefit from transaction fees. Such broker dealers in their general securities business act as agent or principal in connection with the purchase and sale of equity securities, including the Securities in the Trusts, and may act as a market maker in certain of the securities. Such broker dealers also from time to time may issue reports on and make recommendations relating to equity securities, which may include the Securities of the Trusts.

     A person will become the owner of the Units on the date of settlement provided payment has been received. Cash, if any, made available to the Distributor prior to the date of settlement for the purchase of Units may be used in the Distributor's business and may be deemed to be a benefit to the Distributor, subject to the limitations of the Securities Exchange Act of 1934.

     As stated under "Public Market" below, the Distributor currently intends to maintain a secondary market for Units of each Trust. In so maintaining a market, the Distributor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge). In addition, the Distributor will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

     PUBLIC MARKET. Although it is not obligated to do so, the Distributor currently intends to maintain a market for the Units offered hereby and offer continuously to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Securities in the Trusts (computed as indicated under "Offering Price" above and "Rights of Unitholders -- Redemption of Units"). If the supply of Units exceeds demand or if some other business reason warrants it, the Distributor may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units will be able to dispose of such Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders -- Redemption of Units." A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof. Units sold or tendered for redemption prior to such time as the entire deferred sales charge assessed during the First Year Deferred Period on such Units has been collected will be assessed the amount of such remaining deferred sales charge at the time of sale or redemption. Units held in the Trusts subsequent to the Interim Redemption Period which are sold or tendered for redemption prior to such time as the entire deferred sales charge assessed during the Second Year Deferred Period on such Units has been collected will be assessed the amount of such remaining deferred sales charge at the time of sale or redemption.

     TAX-SHELTERED RETIREMENT PLANS. Units of each Trust are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units of a Trust may be limited by the plans' provisions and does not itself establish such plans. The minimum purchase in connection with a tax-sheltered retirement plan is $250.

RIGHTS OF UNITHOLDERS

     CERTIFICATES. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of the Trusts will be evidenced by book entry unless a Unitholder or the Unitholder's registered broker-dealer makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presentation and surrender of such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign such written request, and such certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate representing the Units to be transferred with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any whole multiple thereof.

     Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

     DISTRIBUTIONS OF INCOME AND CAPITAL. Any dividends received by a Trust with respect to the Securities therein are credited by the Trustee to the Income Account. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account of such Trust.

     The Trustee will distribute any net income received with respect to any of the Securities in each Trust on or about the Income Distribution Date to Unitholders of record on the preceding Income Record Date. See "Summary of Essential Financial Information." Proceeds received on the sale of any Securities in a Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses, will be distributed on the last day of each month to Unitholders of record on the fifteenth day of each month if the amount available for distribution equals at least $1.00 per 100 Units. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). When directed by the Sponsor, the Trustee will reinvest any funds held in the Capital or Income Accounts, pending distribution, in money market funds or U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     The distribution to Unitholders as of the record date will be made on the following distribution date or shortly thereafter and shall consist of each Unitholder's pro rata share of the cash in the Income Account after deducting estimated expenses. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

     As of the first day of each month, the Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account amounts necessary to pay the expenses of the individual Trusts (as determined on the basis set forth under "Trust Operating Expenses"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a Trust. Amounts so withdrawn shall not be considered a part of that Trust's assets available for distribution to Unitholders until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts such amounts as may be necessary to cover redemptions of Units.

     It is anticipated that the deferred sales charge will be collected from the Capital Account and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account maintained by the Trustee for purposes of satisfying Unitholders' deferred sales charge obligations.

     REINVESTMENT OPTION. Unitholders of the Trusts may elect to have distributions of income, and/or capital on their Units automatically reinvested, or redemption proceeds exchanged, in shares of any mutual fund in the Delaware Group of Mutual Funds which are registered in the Unitholder's state of residence. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds."

     Each Reinvestment Fund has investment objectives which differ from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder should obtain a prospectus for the respective Reinvestment Fund by writing to Delaware Distributors, L.P. at 1818 Market Street, Philadelphia, Pennsylvania, 19103, or by phone at 800-362-7500.

     After becoming a participant in a reinvestment plan, redemption proceeds or each distribution of income and/or capital on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the closing of trading on the New York Stock Exchange on such date.

     Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

     A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions on his or her Units in cash. There will be no charge or other penalty for such termination. Each Reinvestment Fund, its principal underwriter and its investment adviser shall have the right to terminate at any time the reinvestment plan relating to such fund.

     REPORTS PROVIDED. The Trustee shall furnish Unitholders of the Trusts in connection with each distribution, a statement of the amount of income and the amount of other receipts (received since the preceding distribution), if any, being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of the respective Trust outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement (i) as to the Income Account: income received, deductions for applicable taxes and for fees and expenses of that Trust, for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Capital Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payment of applicable taxes, fees and expenses of that Trust held for distribution to Unitholders of record as of a date prior to the determination and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held by a Trust and the number of Units of that Trust outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit of that Trust based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Income and Capital Accounts of that Trust, separately stated, expressed as total dollar amounts.

     In order to comply with federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in each Trust furnished to it by the Evaluator.

     REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, The Chase Manhattan Bank, Bowling Green Station, P.O. Box 5185, New York, New York 10274-5185, and in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as described above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. No redemption fee will be charged (however, any remaining deferred sales charge will be assessed as described below). On the third business day following such tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units as of the Evaluation Time set forth under "Summary of Essential Financial Information." The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the applicable Evaluation Time the date of tender is the next business day, as defined under "Public Offering-Offering Price" and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day.

     Any Unitholder who tenders Units worth $100,000 or more of a Trust for redemption may request by written notice submitted at the time of tender from the Trustee, in lieu of a cash redemption, a distributions of shares of Securities in an amount and value of Securities per Unit equal to the Redemption Price per Unit, as determined as of the evaluation next following tender. To the extent possible, In-Kind Distributions shall be made by the Trust through the distributions of each of the Securities in book-entry form to the account of the Unitholder's bank or broker/dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his or her pro rata number of whole shares of each of the Securities comprising a portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unitholder is entitled. The Trustee may adjust the number of shares of any issue of Securities included in a Unitholder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of the Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described below.

     Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distributions made by a Trust if the Trustee has not been furnished the Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder under certain circumstances by contacting the Trustee, otherwise the amount may be recoverable only when filing a tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, a Unitholder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

     The Trustee is empowered to sell Securities of a Trust in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts of such Trust to meet redemptions. The Securities to be sold will be selected by the Trustee from those designated on a current list provided by the Sponsor for this purpose. Units so redeemed shall be canceled. Units sold or tendered for redemption prior to such time as the entire deferred sales charge assessed during the First Year Deferred Period on such Units has been collected will be assessed the amount of such remaining deferred sales charge at the time of sale or redemption. Units held in the Trusts subsequent to the Interim Redemption Period which are sold or tendered for redemption prior to such time as the entire deferred sales charge assessed during the Second Year Deferred Period on such Units has been collected will be assessed the amount of such remaining deferred sales charge at the time of sale or redemption.

     To the extent that Securities are sold, the size of a Trust will be, and the diversity of that Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption.

     The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Securities in a Trust, plus or minus cash, if any, in the Income and Capital Accounts of such Trust. On the Initial Date of Deposit, the Public Offering Price per Unit (which includes the sales charge) exceeded the value at which Units could have been redeemed by the amount shown under "Summary of Essential Financial Information." The Redemption Price per Unit is the pro rata share of each Unit determined on the basis of (i) the cash on hand in a Trust,
(ii) the value of the Securities in a Trust and (iii) dividends receivable on the Securities of a Trust trading ex-dividend as of the date of computation, less amounts representing taxes or other governmental charges payable out of a Trust and the accrued expenses of a Trust. The Evaluator may determine the value of the Securities in a Trust in the following manner: if the Securities are listed on a national securities exchange or The Nasdaq Stock Market, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing bid prices. If the Securities in a Trust are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (i) on the basis of current bid prices for comparable securities, (ii) by appraising the value of the Securities of that Trust on the bid side of the market or (iii) by any combination of the above.

     The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in a Trust is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

     SPECIAL REDEMPTION AND ROLLOVER IN A NEW FUND. The Sponsor intends to create a new Series of the Trusts (the "New Trusts") approximately 13 months after the Initial Date of Deposit of each Trust and also in conjunction with the termination of each Trust (approximately two years after the Initial Date of Deposit). Unitholders will have the option to roll the proceeds of their Units into a New Trust after either 13 months (the "Interim Rollover") or two years (the "Final Rollover"). Unitholders electing to roll their proceeds into a New Trust during the Interim Rollover shall be referred to as "Interim Rollover Unitholders" while Unitholders electing to roll their proceeds into a New Trust at termination shall be referred to as "Final Rollover Unitholders." Collectively both the Interim and Final Rollover Unitholders shall be referred to as "Rollover Unitholders." To elect a Rollover option, Unitholders must affirmatively notify the Trustee in writing that he or she desires to roll over his or her Units by the applicable Rollover Notification Date specified in the "Summary of Essential Financial Information."

     All Units of Rollover Unitholders will be redeemed during either the Interim Special Redemption Period or the Final Special Redemption Period, depending on the election of the Rollover Unitholder, and the underlying Securities will be distributed to the Distribution Agent on behalf of the Rollover Unitholders. During the applicable Special Redemption Period (as set forth in "Summary of Essential Financial Information"), the Distribution Agent will be required to sell all of the underlying Securities on behalf of Rollover Unitholders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

     The Distribution Agent will engage the Sponsor as its agent to sell the distributed Securities. The Sponsor will attempt to sell the Securities as quickly as is practicable during the applicable Special Redemption Periods. The Sponsor does not anticipate that the sale of Securities during the applicable Special Redemption Periods will take longer than 10 business days, and it could be as short as one day, given that the Securities are usually highly liquid. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

     It is expected (but not required) that the Sponsor will generally adhere to the following guidelines in selling the Securities: for highly liquid Securities, the Sponsor will generally sell Securities on the first day of the applicable Special Redemption Period; for less liquid Securities, on each of the first two days of the applicable Special Redemption Period, the Sponsor will generally sell any amount of any underlying Securities at a price no less than 1/2 of one point under the closing sale price of those Securities on the preceding day. Thereafter, the Sponsor intends to sell without any price restrictions at least a portion of the remaining underlying Securities, the numerator of which is one and the denominator of which is the total number of days remaining (including that day) in the applicable Special Redemption Period.

     Pursuant to an exemptive order from the Securities and Exchange Commission, each terminating Trust (and the Distribution Agent on behalf of Rollover Unitholders) may sell Securities to the New Trusts if those Securities continue to meet the individual Trust's strategy as set forth under "Objectives and Securities Selection." The exemption will enable each Trust to eliminate commission costs on these transactions. The price for those Securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor and confirmed by the Trustee of each Trust.

     The Rollover Unitholders' proceeds will be invested in the next subsequent series of a Trust (as selected by the Unitholder) if then registered in such state and being offered, the portfolio of which will be selected prior to the initial date of deposit of the New Trust. The proceeds of redemption available on each day will be used to buy New Trust units in the portfolio as the proceeds become available.

     The Sponsor intends to create the New Trusts as quickly as possible after the commencement of the applicable Special Redemption Period, dependent upon the availability and reasonably favorable prices of the Securities included in the New Trust portfolio, and it is intended that Rollover Unitholders will be given first priority to purchase the New Trust units. There can be no assurance, however, as to the exact timing of the creation of the New Trust units or the aggregate number of New Trust units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units at any time it chooses, regardless of whether all proceeds of a Special Redemption have been invested on behalf of

Rollover Unitholders. Cash which has not been invested on behalf of the Rollover Unitholders in New Trust units will be distributed shortly after the applicable Special Redemption Period.

     Any Rollover Unitholder may thus be redeemed out of the Fund and become a holder of an entirely different unit investment trust in the New Trust with a different portfolio of Securities. The Rollover Unitholders' Units will be redeemed and the distributed Securities shall be sold during the applicable Special Redemption Periods. In accordance with the Rollover Unitholders' offer to purchase the New Trust units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in the New Trust portfolio at the public offering price, including the applicable sales charge per Unit (which for Rollover Unitholders is currently expected to be identical to the deferred sales charge component of the Trusts).

     This process of redemption and rollover into a New Trust is intended to allow for the fact that the portfolio selected by the Sponsor is chosen on the basis of growth and income potential only for a limited time, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption and rollover in new unit investment trusts will be available for each New Trust and each subsequent series of the Fund, approximately one year and two years after that Series' creation.

     The Sponsor believes that the gradual redemption and rollover in the Trusts will help mitigate any negative market price consequences stemming from the trading of large volumes of securities and of the underlying Securities in the Trusts in a short, publicized period of time. The above procedures may, however, be insufficient or unsuccessful in avoiding such price consequences. In fact, market price trends may make it advantageous to sell or buy more quickly or more slowly than permitted by these procedures. Rollover Unitholders could then receive a less favorable average unit price than if they bought all their units of the New Trust on any given day of the applicable Special Redemption Periods.

     It should also be noted that Rollover Unitholders may realize taxable capital gains on the Special Redemption and Rollover but, in certain circumstances, will not be entitled to a reduction for certain capital losses and, due to the procedures for investing in the subsequent New Trusts, no cash would be distributed at that time to pay any taxes. Included in the cash for the Special Redemption and Rollover will be any amount of cash attributable to the last distribution of dividend income; accordingly, Rollover Unitholders also will not have such cash distributed to pay any taxes. The 1997 Tax Act reduces the maximum stated marginal tax rate for certain capital gains for investments held for more than 18 months to 20% (10% in the case of certain taxpayers in the lowest tax bracket). Rollover Unitholders participating in the Final Rollover would qualify for such treatment whereas Rollover Unitholders participating in the Interim Rollover would be subject to a maximum stated marginal tax rate of 28%. See "Taxation."

     In addition, during this period a Unitholder will be at risk to the extent that the Securities are not sold and will not have the benefit of any stock appreciation to the extent that moneys have not been invested. For this reason, the Sponsor will be inclined to sell and purchase the Securities in as short a period as it can without materially adversely affecting the price of the Securities.

     Unitholders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated by either the Interim or Final Rollover Notification Date ("Remaining Unitholders") will continue to hold Units of a Trust as described in this Prospectus until that Trust is terminated or until the Mandatory Termination Date listed in the "Summary of Essential Financial Information," whichever occurs first. These Remaining Unitholders will not realize capital gains or losses due to the Special Redemption and Rollover and except as provided under "Public Offering," will not be charged any additional sales charge. If a large percentage of Unitholders become Rollover Unitholders, the aggregate size of that Trust will be sharply reduced and, as a consequence, expenses might constitute a higher percentage amount per Unit of the Trust than prior to such Special

Redemption and Rollover. That Trust might also be reduced to the Minimum Termination Value set forth in the "Summary of Essential Financial Information" because of the lesser number of Units in the Trust, and possibly also due to a value reduction, however temporary, in Units caused by the Sponsor's sales of Securities; if so, the Sponsor could then choose to liquidate the Trust without the consent of the remaining Unitholders. See "Trust Administration -- Amendment or Termination." The Securities remaining in that Trust after the Final Special Redemption Period will be sold by the Sponsor as quickly as possible without, in its judgment, materially adversely affecting the market price of the Securities.

     The Sponsor may, for any reason, decide not to sponsor the New Trusts or any subsequent series of the Fund, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor shall notify the Unitholders before the applicable Special Redemption Period would have commenced. All Unitholders will then be Remaining Unitholders, with rights to ordinary redemption as before. The Sponsor may modify the terms of the New Trusts or any subsequent series of the Fund. The Sponsor may also modify the terms of the applicable Special Redemption and Rollover in the New Trusts upon notice to the Unitholders prior to the applicable Rollover Notification Date specified in the related "Summary of Essential Financial Information."

TRUST ADMINISTRATION

     DISTRIBUTOR PURCHASES OF UNITS. The Trustee shall notify the Distributor of any Units tendered for redemption. If the Distributor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the next succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Distributor may be tendered to the Trustee for redemption as any other Units.

     The offering price of any Units acquired by the Distributor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Distributor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

     PORTFOLIO ADMINISTRATION. The portfolios of the Trusts are not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Trust Agreement. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. While the Trusts will not be managed, the Trust Agreement provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security in certain events such as the price of a Security having declined to such an extent as a result of serious adverse credit factors affecting the issuer of the Security such that in the opinion of the Sponsor the retention of such Security would be detrimental to the Trusts. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for Securities such as those acquired in connection with a merger or other transaction. The proceeds from such sales, if any, will be deposited in the Capital Account of a Trust. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in such Trust and either sold by the Trustee or held in such Trust pursuant to the direction of the Sponsor. Proceeds from the sale of Securities (or any securities or other property received by a Trust in exchange for Securities) are credited to the Capital Account for distribution to Unitholders, to pay any accrued deferred sales charge or to meet redemptions. Except as stated under "Trust Portfolio" for failed securities and as provided in this paragraph, the acquisition by a Trust of any securities other than the Securities is prohibited.

     As indicated under "Rights of Unitholders -- Redemption of Units" above, the Trustee may also sell Securities designated by the Sponsor, or if no such designation has been made, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

     The Sponsor, in designating Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Securities in that Trust. To the extent this is not practicable, the composition and diversity of the Securities in such Trust may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold.

     AMENDMENT OR TERMINATION. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided, however, that the Trust Agreement may not be amended to increase the number of Units (except as provided in the Trust Agreement). The Trust Agreement may also be amended in any respect by the Trustee and Sponsor, or any of the provisions thereof may be waived, with the consent of the holders representing 51% of the Units of such Trust then outstanding, provided that no such amendment or waiver will reduce the interest in that Trust of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders. The Trustee shall advise the Unitholders of any amendment requiring the consent of the Unitholders or of any other amendment if directed by the Sponsor promptly after execution thereof.

     A Trust may be liquidated at any time by consent of Unitholders representing 66-2/3% of the Units of that Trust then outstanding or by the Trustee when the value of the Securities owned by such Trust, as shown by any evaluation, is less than that amount set forth under Minimum Termination Value in the "Summary of Essential Financial Information." A Trust will be liquidated by the Trustee in the event that a sufficient number of Units of that Trust not yet sold are tendered for redemption by the Distributor, such that the net worth of that Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Trust. If a Trust is liquidated because of the redemption of unsold Units by the Distributor, the Distributor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date stated under "Summary of Essential Financial Information."

     Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Fund. The Sponsor will determine the manner, timing and execution of the sales of the Securities. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders and will include with such notice a form to enable Unitholders to elect an In-Kind Distribution of shares of Securities (reduced by customary transfer and registration charges), if such Unitholder owns at least $100,000 worth of Units of a Trust, rather than to receive payment in cash for such Unitholder's pro rata share of the amounts realized upon the disposition by the Trustee of the Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. A Unitholder may, of course, at any time after the Securities are distributed, sell all or a portion of the shares. Unitholders not electing a distribution of shares of Securities and who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of that

Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder his pro rata share of the balance of the Income and Capital Accounts of that Trust.

     The Sponsor currently intends to, but is not obligated to, create a subsequent series of each Trust pursuant to the Rollover Option (see "Rights of Unitholders -- Special Redemption and Rollover in a New Fund"). There is, however, no assurance that units of any new series of such Fund will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders. The Sponsor will attempt to sell any remaining Securities as quickly as possible commencing on the Mandatory Termination Date without, in the judgment of the Sponsor, materially adversely affecting the market price of the Securities. The Sponsor does not anticipate that the period will be longer than 10 business days, and it could be as short as one day, depending on the liquidity of the Securities being sold. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available on any particular day.

     Within a reasonable period after the final distribution, Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

     LIMITATIONS ON LIABILITIES. The Sponsor, the Evaluator and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder.

     The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Trusts which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

     The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

     SPONSOR. Delaware Management Company, Inc. is the Sponsor of the Fund and Delaware Distributors, L.P. is the primary Distributor of Fund Units. Both the Sponsor and Distributor are indirect, wholly owned subsidiaries of Lincoln National Corporation ("LNC"). LNC, headquartered in Fort Wayne, Indiana, owns and operates insurance and investment management businesses, including Delaware Management Holdings, Inc. ("DMH"), the indirect parent of the Sponsor and Distributor. Affiliates of DMH serve as adviser, distributor and transfer agent for the Delaware Group of Mutual Funds.

     As of December 31, 1997, affiliates of DMH, including the Sponsor, had assets under management of approximately $40 billion in mutual fund and institutional accounts, and served as investment adviser to 106 mutual fund portfolios. The principal business address for the Sponsor is One Commerce Square, Philadelphia, Pennsylvania 19103; the principal business address for the Distributor is 1818 Market Street, Philadelphia, Pennsylvania 19103. (This paragraph relates only to the Sponsor and not to the Fund or to any Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed information will be made available by the Sponsor upon request.)

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Fund as provided therein or
(iii) continue to act as Trustee without terminating the Trust Agreement.

     EVALUATOR. The Trustee serves as Evaluator. The Evaluator may resign or be removed by the Trustee (or by the Sponsor if the Trustee is the Evaluator) in which event the Sponsor and/or the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the Trustee to each Unitholder.

     TRUSTEE. The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

     The duties of the Trustee are primarily ministerial in nature. The Trustee did not participate in the selection of Securities for any Trust portfolio.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trusts. Such records shall include the name and address of, and the number of Units of each Trust held by, every Unitholder of a Trust. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation (see "Rights of Unitholders -- Reports Provided"). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Trusts.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of the Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

OTHER MATTERS

     LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trusts.

     INDEPENDENT AUDITORS. The statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         REPORT OF INDEPENDENT AUDITORS

     TO THE SPONSOR, TRUSTEE AND THE UNITHOLDERS OF DELAWARE GROUP UNIT INVESTMENT TRUST, SERIES 16:

     We have audited the accompanying statements of net assets, including the schedules of investments, of Delaware Group Unit Investment Trust, Series 16 (comprised of the Power Five Equity Trust, Series 4, the Power Ten Equity Trust, Series 4, the Illinois Big Ten Equity Trust, Series 10, the Minnesota Big Ten Equity Trust, Series 11, the Missouri Big Ten Equity Trust, Series 10, the Massachusetts Hub Ten Equity Trust, Series 1 and the Pacific Ten Equity Trust, Series 6) as of the opening of business on February 3, 1998. The statements of net assets are the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by the Trustee and deposited in the Trust on February 3, 1998. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of each of the respective series constituting the Delaware Group Unit Investment Trust, Series 16 at the opening of business on February 3, 1998, in conformity with generally accepted accounting principles.

                                        ERNST & YOUNG LLP


Philadelphia, Pennsylvania
February 3, 1998

                 DELAWARE GROUP UNIT INVESTMENT TRUST, SERIES 16
                            STATEMENTS OF NET ASSETS

AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT, FEBRUARY 3, 1998

                                                             POWER          POWER        ILLINOIS
                                                             FIVE            TEN          BIG TEN
                                                           SERIES 4       SERIES 4       SERIES 10
                                                           --------       --------       ---------
INVESTMENT IN SECURITIES
Contracts to Purchase Securities(1) ..................     $150,282       $149,236       $149,203
Organizational and Offering Costs(2) .................     $ 15,842       $ 15,842       $ 12,102
                                                           --------       --------       --------
    Total ............................................     $166,124       $165,078       $161,305

LIABILITY AND INTEREST OF UNITHOLDERS
Liabilities--
Accrued Organizational and Offering Costs(2) .........     $ 15,842       $ 15,842       $ 12,102
Deferred Portion of Sales Charge(3) ..................     $  2,656       $  2,638       $  2,637
                                                           --------       --------       --------
    Total Liabilities ................................     $ 18,498       $ 18,480       $ 14,739
 Interest of Unitholders 15,180, 15,074 and 15,071
  Units, respectively of fractional undivided interest
  outstanding:
Cost to Investors(4) .................................     $151,800       $150,743       $150,710
Underwriting Commission(4,5) .........................     $ (4,174)      $ (4,145)      $ (4,144)
                                                           --------       --------       --------
Net Amount Applicable to Unitholders .................     $147,626       $146,598       $146,566
                                                           --------       --------       --------
    Total ............................................     $166,124       $165,078       $161,305
                                                           ========       ========       ========

------------------
(1) The aggregate value of the Securities listed under "Portfolio" herein and their cost to a Trust are the same. The value of the Securities is determined as set forth under "Public Offering -- Offering Price." The contracts to purchase Securities are collateralized by an irrevocable letter of credit of $1,100,000 which has been deposited with the Trustee.

(2) Each Trust (and therefore Unitholders) will bear all or a portion of its organizational and offering costs, which will be deferred and charged off over the initial offering period. Organizational and offering costs have been estimated based on a projected Trust size of $3,000,000, $3,000,000 and $3,000,000 for the Power Five Series 4, Power Ten Series 4 and Illinois Big Ten Series 10, respectively. To the extent a Trust is larger or smaller, the estimate will vary.

(3) Represents the aggregate amount of mandatory distributions of $17.50 per 100 Units payable to the Sponsor in monthly installments on the 1st day of each month from April, 1998 through February, 1999 (the "First Year Deferred Period"). If Units are redeemed prior to February 1, 1999, the remaining amount of deferred sales charge applicable to such Units for the First Year Deferred Period will be payable at the time of redemption. Additionally, Unitholders of record subsequent to 1999 will be assessed a deferred sales charge of $17.50 per 100 Units payable to the Sponsor in monthly installments on the 1st day of each month from April, 1999 through February, 2000 (the "Second Year Deferred Period"). If Units are redeemed prior to February 1, 2000, the remaining portion of the distribution applicable to such Units for the Second Year Deferred Period will be transferred to such account on the redemption date. See "Rights of Unitholders -- Redemption of Units."

(4) The aggregate public offering price and the aggregate initial sales charge are computed on the bases set forth under "Public Offering -- Offering Price" and "Public Offering -- Sponsor and Underwriter Compensation" and assume all single transactions involve less than $100,000. For single transactions in excess of this amount, the sales charge is reduced (see "Public Offering -- General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net amount applicable to Unitholders remains unchanged.

(5) Underwriting commission includes the 1% initial sales charge and a deferred sales charge of $.175 per Unit for the First Year Deferred Period. This amount does not include the deferred sales charge of $.175 per Unit for the Second Year Deferred Period.

                 DELAWARE GROUP UNIT INVESTMENT TRUST, SERIES 16
                            STATEMENTS OF NET ASSETS

AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT, FEBRUARY 3, 1998

                                                  MINNESOTA      MISSOURI     MASSACHUSETTS      PACIFIC
                                                   BIG TEN       BIG TEN         HUB TEN           TEN
                                                  SERIES 11     SERIES 10        SERIES 1        SERIES 6
                                                  ---------     ---------     -------------     ---------
INVESTMENT IN SECURITIES
Contracts to Purchase Securities(1) ..........    $149,974      $149,500        $143,575        $149,732
Organizational and Offering Costs(2) .........    $ 14,302      $ 11,157        $ 12,260        $ 19,567
                                                  --------      --------        --------        --------
    Total ....................................    $164,276      $160,657        $155,835        $169,299

LIABILITY AND INTEREST OF UNITHOLDERS
Liabilities--
Accrued Organizational and Offering
 Costs(2) ....................................    $ 14,302      $ 11,157        $ 12,260        $ 19,567
Deferred Portion of Sales Charge(3) ..........    $  2,651      $  2,643        $  2,538        $  2,647
                                                  --------      --------        --------        --------
    Total Liabilities ........................    $ 16,953      $ 13,800        $ 14,798        $ 22,214
 Interest of Unitholders 15,149, 15,101,
  14,503 and 15,124 Units, respectively, of
  fractional undivided interest outstanding:
Cost to Investors(4) .........................    $151,489      $151,010        $145,025        $151,244
Underwriting Commission(4,5) .................    $ (4,166)     $ (4,153)       $ (3,988)       $ (4,159)
                                                  --------      --------        --------        --------
Net Amount Applicable to Unitholders .........    $147,323      $146,857        $141,037        $147,085
                                                  --------      --------        --------        --------
    Total ....................................    $164,276      $160,657        $155,835        $169,299
                                                  ========      ========        ========        ========

------------------
(1) The aggregate value of the Securities listed under "Portfolio" herein and their cost to a Trust are the same. The value of the Securities is determined as set forth under "Public Offering -- Offering Price." The contracts to purchase Securities are collateralized by an irrevocable letter of credit of $1,100,000 which has been deposited with the Trustee.

(2) Each Trust (and therefore Unitholders) will bear all or a portion of its organizational and offering costs, which will be deferred and charged off over the initial offering period. Organizational and offering costs have been estimated based on a projected Trust size of $3,000,000, $2,000,000, $3,000,000 and $5,000,000 for Minnesota Big Ten Series 11, Missouri Big Ten Series 10, Massachusetts Hub Ten Series 1 and Pacific Ten Series 6, respectively. To the extent a Trust is larger or smaller, the estimate will vary.

(3) Represents the aggregate amount of mandatory distributions of $17.50 per 100 Units payable to the Sponsor in monthly installments on the 1st day of each month from April, 1998 through February, 1999 (the "First Year Deferred Period"). If Units are redeemed prior to February 1, 1999, the remaining amount of deferred sales charge applicable to such Units for the First Year Deferred Period will be payable at the time of redemption. Additionally, Unitholders of record subsequent to 1999 will be assessed a deferred sales charge of $17.50 per 100 Units payable to the Sponsor in monthly installments on the 1st day of each month from April, 1999 through February, 2000 (the "Second Year Deferred Period"). If Units are redeemed prior to February 1, 2000, the remaining portion of the distribution applicable to such Units for the Second Year Deferred Period will be transferred to such account on the redemption date. See "Rights of Unitholders -- Redemption of Units."

(4) The aggregate public offering price and the aggregate initial sales charge are computed on the bases set forth under "Public Offering -- Offering Price" and "Public Offering -- Sponsor and Underwriter Compensation" and assume all single transactions involve less than $100,000. For single transactions in excess of this amount, the sales charge is reduced (see "Public Offering -- General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net amount applicable to Unitholders remains unchanged.

(5) Underwriting commission includes the 1% initial sales charge and a deferred sales charge of $.175 per Unit for the First Year Deferred Period. This amount does not include the deferred sales charge of $.175 per Unit for the Second Year Deferred Period.

                        POWER FIVE EQUITY TRUST, SERIES 4
    SCHEDULE OF INVESTMENTS (DELAWARE GROUP UNIT INVESTMENT TRUST, SERIES 16) AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: FEBRUARY 3, 1998

                                  NUMBER                                   PRICE PER       COST OF       CURRENT
                                    OF         % OF          ANNUAL         SHARE TO      SECURITIES     DIVIDEND
ISSUER(1)                         SHARES     TRUST(5)     DIVIDEND(4)       TRUST(2)     TO TRUST(2)     YIELD(3)
-----------------------------     ------     --------     -----------     ----------     -----------     --------
Philip Morris Cos. Inc.            705        19.97%        $ 1.60        $ 42.5625       $ 30,007        3.86%
International Paper Company        632        20.04%          1.00          47.6250         30,099        2.19%
E.I. DuPont De Nemours & Co.       508        20.03%          1.26          59.2500         30,099        2.23%
General Motors Corp.               500        20.11%          2.00          60.5000         30,250        3.45%
Exxon Corp.                        493        19.85%          1.64          60.5000         29,827        2.77%
                                             ------                                       --------
  Total                                      100.00%                                      $150,282
                                             ======                                       ========

For an explanation of the footnotes used on this page, see "Notes to Schedule of Investments" on page 62.


                       POWER TEN EQUITY TRUST, SERIES 4
   SCHEDULE OF INVESTMENTS (DELAWARE GROUP UNIT INVESTMENT TRUST, SERIES 16) AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: FEBRUARY 3, 1998

                                        NUMBER                             PRICE PER      COST OF     CURRENT
                                          OF       % OF        ANNUAL       SHARE TO     SECURITIES   DIVIDEND
ISSUER(1)                               SHARES   TRUST(5)   DIVIDEND(4)     TRUST(2)    TO TRUST(2)   YIELD(3)
-------------------------------------   ------   --------   -----------    ---------    -----------   --------
Philip Morris Cos. Inc.                   372     10.61%      $ 1.60       $ 42.5625     $ 15,833      3.86%
J.P. Morgan & Co.(7)                       70      4.92%        3.80        104.9375        7,346      3.75%
General Motors Corp.                      264     10.70%        2.00         60.5000       15,972      3.45%
Chevron Corporation                       207     10.51%        2.44         75.7500       15,680      3.26%
Exxon Corp.                               260     10.54%        1.64         60.5000       15,730      2.77%
Eastman Kodak Co.                         242     10.63%        1.76         65.5625       15,866      2.70%
Minnesota Mining & Manufacturing Co.      184     10.74%        2.12         87.0625       16,020      2.54%
E.I. DuPont De Nemours & Co.              253     10.04%        1.26         59.2500       14,990      2.23%
International Paper Company               335     10.69%        1.00         47.6250       15,954      2.19%
AT&T Corp.                                252     10.62%        1.32         62.8750       15,845      2.11%
                                                 ------                                  --------
  Total                                          100.00%                                 $149,236
                                                 ======                                  ========

For an explanation of the footnotes used on this page, see "Notes to Schedule of Investments" on page 62.

                    ILLINOIS BIG TEN EQUITY TRUST, SERIES 10
    SCHEDULE OF INVESTMENTS (DELAWARE GROUP UNIT INVESTMENT TRUST, SERIES 16) AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: FEBRUARY 3, 1998

                                   NUMBER                                  PRICE PER        COST OF       CURRENT
                                     OF         % OF          ANNUAL        SHARE TO       SECURITIES     DIVIDEND
ISSUER(1)                          SHARES     TRUST(5)     DIVIDEND(4)      TRUST(2)      TO TRUST(2)     YIELD(3)
------------------------------     ------     --------     -----------     ---------      -----------     --------
People's Energy Corporation          398       10.04%        $ 1.88        $ 37.6250        $ 14,975        4.98%
Unitrin, Inc.                        238       10.00%          2.40          62.6875          14,920        3.85%
Arthur J. Gallagher & Company        392       10.07%          1.24          38.3125          15,019        3.78%
AMOCO Corporation                    181       10.08%          2.80          83.0625          15,034        3.69%
Nicor, Inc.                          367        9.95%          1.40          40.4375          14,841        3.48%
Federal Signal Corporation           642       10.00%          0.67          23.2500          14,927        3.16%
A.M. Castle & Co.                    656        9.67%          0.68          22.0000          14,432        2.96%
Woodward Governor Co.                476       10.28%          0.93          32.2500          15,351        2.93%
WASTE Management, Inc.               617       10.03%          0.68          24.2500          14,962        2.89%
Hollinger International, Inc.      1,053        9.88%          0.40          14.0000          14,742        2.87%
                                              ------                                        --------
  Total                                       100.00%                                       $149,203
                                              ======                                        ========

For an explanation of the footnotes used on this page, see "Notes to Schedule of Investments" on page 62.


                    MINNESOTA BIG TEN EQUITY TRUST, SERIES 11
    SCHEDULE OF INVESTMENTS (DELAWARE GROUP UNIT INVESTMENT TRUST, SERIES 16) AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: FEBRUARY 3, 1998

                                          NUMBER                                   PRICE PER        COST OF       CURRENT
                                            OF         % OF          ANNUAL         SHARE TO       SECURITIES     DIVIDEND
ISSUER(1)                                 SHARES     TRUST(5)     DIVIDEND(4)       TRUST(2)      TO TRUST(2)     YIELD(3)
-------------------------------------     ------     --------     -----------      ---------      -----------     --------
Deluxe Corporation                          450       10.07%        $ 1.48         $ 33.5625       $ 15,103         4.49%
Jostens, Inc.                               660       10.01%          0.88           22.7500         15,015         3.90%
International Multifoods Corporation        585       10.05%          0.80           25.7500         15,064         3.14%
General Mills, Inc.                         200        9.79%          2.12           73.4375         14,688         2.85%
Minnesota Mining & Manufacturing Co.        175       10.16%          2.12           87.0625         15,236         2.54%
Arctic Cat, Inc.                          1,580        9.82%          0.24            9.3125         14,714         2.49%
Polaris Industries, Inc.                    490        9.56%          0.64           29.2500         14,333         2.39%
St. Paul Companies, Inc.                    172       10.00%          1.88           87.1875         14,996         2.37%
SUPERVALU, Inc.                             340       10.00%          1.04           44.1250         15,003         2.16%
Tennant Company                             415       10.54%          0.72           38.1250         15,822         2.03%
                                                     ------                                        --------
  Total                                              100.00%                                       $149,974
                                                     ======                                        ========

For an explanation of the footnotes used on this page, see "Notes to Schedule of Investments" on page 62.

                    MISSOURI BIG TEN EQUITY TRUST, SERIES 10
    SCHEDULE OF INVESTMENTS (DELAWARE GROUP UNIT INVESTMENT TRUST, SERIES 16) AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: FEBRUARY 3, 1998

                                        NUMBER                                   PRICE PER        COST OF       CURRENT
                                          OF         % OF          ANNUAL         SHARE TO       SECURITIES     DIVIDEND
ISSUER(1)                               SHARES     TRUST(5)     DIVIDEND(4)       TRUST(2)      TO TRUST(2)     YIELD(3)
-----------------------------------     ------     --------     -----------      ---------      -----------     --------
Laclede Gas Company                      600        10.08%        $ 1.32         $ 25.1250        $ 15,075        5.29%
Brown Group, Inc.                        975         9.95%          0.40           15.2500          14,869        2.76%
Magna Group, Inc.                        330         9.95%          1.00           45.0625          14,871        2.49%
CPI Corp.                                600         9.71%          0.56           24.1875          14,513        2.33%
Anheuser-Busch Companies, Inc.           332        10.09%          1.04           45.4375          15,085        2.31%
May Department Stores Company            281        10.03%          1.20           53.3750          14,998        2.28%
Mercantile Bancorporation                300        10.24%          1.15           51.1250          15,338        2.27%
Kellwood Co.                             483        10.01%          0.64           30.9375          14,943        2.11%
Kansas City Life Insurance Company       163         9.92%          1.76           91.0000          14,833        2.04%
Emerson Electric Company                 243        10.02%          1.18           61.6250          14,975        1.95%
                                                   ------                                         --------
  Total                                            100.00%                                        $149,500
                                                   ======                                         ========

For an explanation of the footnotes used on this page, see "Notes to Schedule of Investments" on page 62.


                  MASSACHUSETTS HUB TEN EQUITY TRUST, SERIES 1
    SCHEDULE OF INVESTMENTS (DELAWARE GROUP UNIT INVESTMENT TRUST, SERIES 16) AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: FEBRUARY 3, 1998

                                 NUMBER                                   PRICE PER       COST OF
                                   OF         % OF          ANNUAL        SHARE TO       SECURITIES           MARKET
ISSUER(1)                        SHARES     TRUST(5)     DIVIDEND(4)      TRUST(2)       TO TRUST(2)     CAPITALIZATION(6)
----------------------------     ------     --------     -----------      ---------      -----------     -----------------
Gillette Co.                      158        11.03%        $ 0.86        $ 100.1875       $ 15,830           $55,168
Fleet Financial Group Inc.        207        10.56%          1.96           73.2500         15,163            17,897
EMC Corp.                         433        10.78%            --           35.7500         15,480            16,149
BankBoston Corp.                  164        10.47%          2.32           91.6250         15,027            12,936
Raytheon Co.                      281        10.53%          0.80           53.8125         15,121            12,319
Boston Scientific Corp.           285        10.52%            --           53.0000         15,105             9,877
State Street Corp.(7)             123         4.99%          0.48           58.2500          7,165             9,005
Parametric Technology Corp.       285        10.17%            --           51.2500         14,606             6,477
Thermo Electron Corp.             370        10.44%            --           40.5000         14,985             5,902
TJX Companies, Inc.               432        10.51%          0.20           34.9375         15,093             5,479
                                            ------                                        --------
  Total                                     100.00%                                       $143,575
                                            ======                                        ========

For an explanation of the footnotes used on this page, see "Notes to Schedule of Investments" on page 62.

                       PACIFIC TEN EQUITY TRUST, SERIES 6
    SCHEDULE OF INVESTMENTS (DELAWARE GROUP UNIT INVESTMENT TRUST, SERIES 16) AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: FEBRUARY 3, 1998

                                NUMBER                                   PRICE PER        COST OF
                                  OF         % OF          ANNUAL        SHARE TO        SECURITIES          MARKET
ISSUER(1)                       SHARES     TRUST(5)     DIVIDEND(4)      TRUST(2)       TO TRUST(2)     CAPITALIZATION(6)
---------------------------     ------     --------     -----------      ---------      -----------     -----------------
Microsoft Corporation             97        10.03%            --        $ 154.8750        $ 15,023          $180,023
Intel Corporation                180         9.99%        $ 0.12           83.0625          14,951           132,516
Disney (Walt) Company            140        10.15%          0.63          108.5625          15,199            71,713
Cisco Systems, Inc.              232         9.91%            --           63.9375          14,834            63,833
Hewlett-Packard Company          242        10.00%          0.56           61.8750          14,974            62,593
Chevron Corporation              196         9.92%          2.44           75.7500          14,847            49,092
BankAmerica Corporation          205         9.81%          1.22           71.6875          14,696            48,895
Boeing Company                   310        10.04%          0.56           48.5000          15,035            46,361
Wells Fargo & Co.                 48        10.18%          5.20          317.5000          15,240            26,815
Atlantic Richfield Company       203         9.97%          2.85           73.5625          14,933            23,856
                                           ------                                         --------
  Total                                    100.00%                                        $149,732
                                           ======                                         ========

For an explanation of the footnotes used on this page, see "Notes to Schedule of Investments" on page 62.

                        NOTES TO SCHEDULE OF INVESTMENTS

(1) All of the Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into on February 2, 1998 and are expected to settle on February 5, 1998. The aggregate purchase price (excluding commissions) for the securities deposited in each Trust is $150,282, $149,236, $149,203, $149,974, $149,500 $143,575 and $149,732
    respectively. The gain (loss) to the Sponsor in connection with the deposit of each Trust is $194, $310, $(1,225), $(265), $(293), $649 and $(284)
    respectively.

(2) The market value of each of the Securities is based on the aggregate underlying value of the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities on the business day prior to the Initial Date of Deposit).

(3) Current Dividend Yield for each Security was calculated by annualizing the last quarterly or semi-annual dividend received on that Security and dividing the result by that Security's market value as of the close of trading on January 30, 1998.

(4) Based on the latest quarterly or semi-annual dividend received. There can be no assurance that future dividend payments, if any, will be maintained at the indicated amount.

(5) Based on Cost of Securities to Trust.

(6) Market Capitalization is in millions of dollars and is based on the market value as of the close of trading on January 30, 1998.

(7) Because this stock is of a securities-related issuer, initial purchases do not exceed 5% of the Trust's total assets; purchases of each of the other stocks have been increased correspondingly.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND, THE SPONSOR OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

--------------------------------------------------------------------------------
                                TABLE OF CONTENTS

TITLE                                            PAGE
---------------------------------------------    ----

SUMMARY OF ESSENTIAL INFORMATION ............     5
THE TRUST ...................................     9
OBJECTIVES AND SECURITIES SELECTION .........    10
HYPOTHETICAL PERFORMANCE
  INFORMATION ...............................    12
TRUST PORTFOLIO .............................    22
RISK FACTORS ................................    33
TAXATION ....................................    35
TRUST OPERATING EXPENSES ....................    39
PUBLIC OFFERING .............................    40
RIGHTS OF UNITHOLDERS .......................    44
TRUST ADMINISTRATION ........................    50
OTHER MATTERS ...............................    54
REPORT OF INDEPENDENT AUDITORS ..............    55
STATEMENTS OF NET ASSETS ....................    56
SCHEDULE OF INVESTMENTS .....................    58
NOTES TO SCHEDULE OF INVESTMENTS ............    62

--------------------------------------------------------------------------------
THIS PROSPECTUS CONTAINS INFORMATION CONCERNING THE FUND AND THE SPONSOR, BUT DOES NOT CONTAIN ALL OF THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C., UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

WHEN UNITS OF THE TRUSTS ARE NO LONGER AVAILABLE, OR FOR INVESTORS WHO WILL REINVEST INTO SUBSEQUENT SERIES OF THE TRUSTS, THIS PROSPECTUS MAY BE USED AS A PRELIMINARY PROSPECTUS FOR A FUTURE SERIES; IN WHICH CASE INVESTORS SHOULD NOTE THE FOLLOWING: INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO SECURITIES OF A FUTURE SERIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THE PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

UIT-EQPR16 (2/98) AF 2/98


                               P R O S P E C T U S

--------------------------------------------------------------------------------
                                February 3, 1998


                               DELAWARE GROUP UNIT
                                INVESTMENT TRUST,
                                    SERIES 16

                            POWER FIVE EQUITY TRUST,
                                    SERIES 4

                             POWER TEN EQUITY TRUST,
                                    SERIES 4

                         ILLINOIS BIG TEN EQUITY TRUST,
                                    SERIES 10

                         MINNESOTA BIG TEN EQUITY TRUST,
                                    SERIES 11

                         MISSOURI BIG TEN EQUITY TRUST,
                                    SERIES 10

                       MASSACHUSETTS HUB TEN EQUITY TRUST,
                                    SERIES 1

                            PACIFIC TEN EQUITY TRUST,
                                    SERIES 6


================================================================================

                               DELAWARE MANAGEMENT
                                  COMPANY, INC.
                               ONE COMMERCE SQUARE
                        PHILADELPHIA, PENNSYLVANIA 19103

                          PLEASE RETAIN THIS PROSPECTUS
                              FOR FUTURE REFERENCE.

                       CONTENTS OF REGISTRATION STATEMENT

         This Registration Statement on Form S-6 comprises the following papers and documents:

              The facing sheet of Form S-6
              The Cross-Reference Sheet
              The Prospectus
              The signatures

The following exhibits:

1.1 Standard Terms and Conditions of Trust - Delaware-Voyageur Unit Investment Trust Series 9 and Certain Subsequent Series, dated May 6, 1997 among Voyageur Fund Managers, Inc., as Sponsor and The Chase Manhattan Bank, as Trustee and Evaluator (incorporated by reference to Amendment No. 1 to Form S-6 (File No. 333-20971) filed on behalf of Delaware-Voyageur Unit Investment Trust Series 9).

1.2      Form of Trust Agreement for Delaware Group Unit Investment Trust,
         Series 16.

2. Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under the headings "Taxation" and "Legal Opinions" in the Prospectus and opinion of counsel as to Federal income tax status of the securities being registered.

3.1 Opinion of counsel as to New York income tax status of securities being registered.

3.2      Opinion of counsel as to advancement of funds by Trustee.

4.       Consent of The Chase Manhattan Bank.

5. Financial Data Schedules filed hereto electronically as Exhibit(s) 27 pursuant to Rule 401 of Regulation S-T.

6.       Consent of Ernst & Young LLP.

                                   SIGNATURES

         The Registrant, Delaware Group Unit Investment Trust, Series 16, hereby identifies Delaware-Voyageur Unit Investment Trust, Series 4 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Securities and Exchange Commission or the staff; and
(3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Delaware Group Unit Investment Trust, Series 15, has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia and State of Pennsylvania on the 3rd day of February, 1998.

                             Delaware Group Unit Investment Trust, Series 16
                                  (Registrant)

                             By:  Delaware Management Company, Inc.
                                  (Depositor)

                             By:  Wayne A. Stork
                                  President, Chief Executive Officer and
                                  Chief Investment Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on by the following person in the capacity indicated and on February 3, 1998.

        SIGNATURE                                   TITLE

____________________________       President, Chief Executive Officer and
     Wayne A. Stork                Chief Investment Officer

____________________________       Executive Vice President, Chief Operating
     David K. Downes               Officer, Chief Financial Officer and
                                   Treasurer

____________________________
 George M. Chamberlain, Jr.        Senior Vice President, Secretary and Director

____________________________
    Richard G. Unruh               Director